                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-107277


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 1, 2003)
                            1,950,000 COMMON SHARES

                       (MUNICIPAL MORTGAGE & EQUITY LOGO)

                        MUNICIPAL MORTGAGE & EQUITY, LLC

                         ------------------------------

Municipal Mortgage & Equity, LLC is selling all of the shares in this offering. The shares trade on the New York Stock Exchange under the symbol "MMA." On March 2, 2004, the last sale price as reported on the New York Stock Exchange was $25.80 per share.

INVESTING IN THE COMMON SHARES INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-12 OF THIS PROSPECTUS SUPPLEMENT.

                        --------------------------------
                             PRICE $25.55 PER SHARE
                        --------------------------------

                                        PER SHARE          TOTAL
                                        ---------       -----------
Public offering price.................   $25.55         $49,822,500
Underwriting discounts................   $ 0.99         $ 1,930,500
Proceeds, before expenses, to
  Municipal Mortgage & Equity, LLC....   $24.56         $47,892,000

The underwriters may also purchase up to an additional 195,000 shares from Municipal Mortgage & Equity, LLC at the public offering price, less the underwriting discount, no later than March 9, 2004, to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery in New York, New York on or about March 8, 2004.

                         ------------------------------

RBC CAPITAL MARKETS  LEGG MASON WOOD WALKER
                      INCORPORATED

                         ------------------------------

            The date of this prospectus supplement is March 2, 2004.

                               TABLE OF CONTENTS

                      PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary...............................   S-1
Risk Factors................................................  S-12
Forward-Looking Information.................................  S-29
Use of Proceeds.............................................  S-30
Federal Income Tax Considerations...........................  S-30
Underwriting................................................  S-40
Legal Matters...............................................  S-42
Experts.....................................................  S-42
                            PROSPECTUS
Where You Can Find More Information.........................     3
Incorporation of Certain Documents by Reference.............     3
Forward-Looking Information.................................     4
Our Company.................................................     5
Ratio of Earnings to Combined Fixed Charges and Preferred
  Stock Dividends...........................................     6
Use of Proceeds.............................................     6
Description of our Common Shares............................     7
Description of our Preferred Shares.........................     7
Description of our Warrants.................................     9
Plan of Distribution........................................    10
Legal Matters...............................................    11
Experts.....................................................    11

                           -------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of the date of the document in which the information appears. Our business, financial condition, results of operations and prospects may have changed since those dates.
                             ---------------------

     In this prospectus supplement, "we," "us," "our" and "ours" each refer to Municipal Mortgage & Equity, LLC, together with all of its subsidiaries. Municipal Mortgage & Equity, LLC is a Delaware limited liability company that is treated as a partnership for federal income tax purposes. Not all of its subsidiaries are treated as partnerships. We refer to "MuniMae" when we discuss only the parent of all of our entities -- Municipal Mortgage & Equity, LLC -- and not our subsidiaries. Most of our tax-exempt mortgage revenue bond portfolio is held by MuniMae TEI Holdings, LLC through first-tier and remote tier subsidiaries. MuniMae TEI Holdings, LLC is a first-tier wholly owned subsidiary of MuniMae. In this prospectus supplement, MuniMae TEI Holdings, LLC and its first-tier and remote tier subsidiaries are referred to as the "TEI Group." Midland Financial Holdings, Inc. and its direct and indirect subsidiaries, through which we conduct a substantial portion of the operating segment of our business, are referred to in this prospectus supplement as "MFH."

                         PROSPECTUS SUPPLEMENT SUMMARY

     This prospectus supplement summary is not complete and may not contain all of the information that is important to you. To understand this offering of common shares, you should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, especially the risk factors and federal income tax considerations.

                                  THE COMPANY

     We invest in, and earn asset management and other fees from, multifamily housing and other real estate financings. At September 30, 2003, we owned or managed a portfolio of debt and equity investments secured directly or indirectly by over 2,000 properties that contained a total of over 220,000 units and were located in 48 states. We operate under the trade name "MMA Financial." Our operations consist of two business segments:

     - An investing segment consisting of subsidiaries that hold investments producing primarily tax-exempt interest income. A significant portion of our investments are tax-exempt mortgage revenue bonds or interests in tax-exempt mortgage revenue bonds issued by state and local governments or their agencies or authorities to finance affordable multifamily housing developments. Multifamily housing developments, as well as the rents paid by the tenants, typically secure these investments.

     - An operating segment that provides mortgage banking and tax credit syndication services. As a syndicator, we acquire and sell interests in partnerships that receive low-income housing tax credits that can be distributed to investors, provide performance guarantees on certain tax credit funds and manage the low-income housing tax credit funds we have syndicated. Mortgage banking activities include the origination, investment in and servicing of investments in multifamily housing, both for our own account and on behalf of third parties. These operations and the equity investments made by this segment generate taxable income.

     MuniMae is organized as a limited liability company. This structure allows it to combine the limited liability, governance and management characteristics of a corporation with the pass-through income features of a partnership. As a result, the tax-exempt income MuniMae derives from certain investments remains tax-exempt when MuniMae passes the income through to shareholders. We conduct most of the business of our operating segment through corporate subsidiaries, which do not have the pass-through and other tax advantages of limited liability companies. Absent the impact of capital gains and losses, which impact may be different for each shareholder, and dividends from our corporate subsidiaries, approximately 80% of our net income distributed to shareholders for the year ended December 31, 2003 was tax exempt. For the three years ended December 31, 2002, this figure was approximately 100%. While we produced taxable income in each of the three years prior to 2003, we had deductions in those years sufficient to offset substantially all of our taxable income otherwise allocable to shareholders. This was not true in 2003, and we do not expect this to be true in future periods, due to the integration of the HCI business described below and other recent and anticipated changes in our business, which include the growth of our taxable lending business and other businesses that generate taxable fee income, as well as certain internal financing arrangements that produce taxable income.

     As discussed more fully below, we completed the acquisition of the Housing and Community Investing unit, known as HCI, from Lend Lease Real Estate Investments in July 2003. The revenue derived from the operations of HCI produces taxable income. An increase in our taxable income is likely to reduce the percentage of our distributions to shareholders that is tax exempt. See "Risk

Factors -- The percentage of our net income that is tax exempt has decreased, and may continue to decrease, as a result of the HCI acquisition and as a result of recent and anticipated changes in our business." In addition, the nature of the HCI operations is expected to result in higher income for us in the second and fourth fiscal quarters than in the first and third fiscal quarters.

     The key elements of our strategy are:

     - Selective Investments. We acquire new assets, primarily secured by multifamily housing developments, that have characteristics similar to our other investments and possess attractive returns. For the nine months ended September 30, 2003, we participated in transactions with respect to tax-exempt bonds and bond-related investments having a face value of $113.0 million, all of which we expect to generate tax-exempt income. These transactions include portions of and whole tax-exempt bonds, senior floating rate securities from the securitization of bonds and subordinate securities that entitle us to the cash flow from a bond remaining after payments are made to holders of senior securities.

     - Intensive Asset Management. We seek to maximize current and future cash flow through active management of our investments. To achieve this goal, we utilize strategic asset management plans to maximize collections of debt service payments while maintaining the long term economic viability of the properties securing our investments. On a portfolio-wide basis, we conduct ongoing site visits and inspections, managing agent assessments, budget reviews, market analyses and monthly and annual operating statement reviews, and also monitor the capital plans for each property. We have the opportunity to realize greater returns on some of our investments if the underlying property performs well. Participating tax-exempt mortgage revenue bonds, on which the amount of the interest payments made to us is based on property performance, represented approximately 16.3% of the fair value of the tax-exempt bonds and bond-related investments we held at September 30, 2003.

     - Balanced Funding Strategy and Diverse Sources of Capital. We utilize a combination of equity financing, debt financing, interest rate hedging and securitizations of our assets to finance the acquisition of our investments and manage interest rate risks. This allows us to manage our cost of capital and cash flows from our investment portfolio while funding acquisitions. Our capital providers include commercial banks, pension funds, government-sponsored entities, investment banks and other institutional investors.

     - Range of Expanded Product Lines. We have diversified our product lines to include investments that generate taxable income, tax credit syndication services and other equity placement and investment advisory services. In addition, we have increased our investments in new product types in order to capitalize on opportunistic situations and to identify potential new investment programs. We have also increased our investments in some product types, such as draw-down loan financings, to capitalize on current market conditions, and we continue to identify potential new investment programs to respond to changing market conditions and opportunities.

     On July 1, 2003, we completed the acquisition of the Housing and Community Investing unit, known as HCI, of Lend Lease Real Estate Investments for a purchase price of $102.0 million in cash ($105.3 million including acquisition costs). HCI operates a tax credit equity syndication business. In this capacity, HCI creates and manages investment opportunities for institutional investors through the government sponsored Low Income Housing Tax Credit program. HCI's primary product is the syndication of equity investments in limited partnerships to finance multifamily properties that generate federal tax credits for qualified taxable investors. The invested equity finances a wide range of affordable housing developments across the United States. Developments include new construction and substantial rehabilitations and revitalizations of public housing. HCI maintains a significant platform in the tax credit market as one of the largest sponsors of tax credit investments, with approximately $4.0 billion in equity under management as of September 30, 2003. HCI's developer and investor client portfolio has minimal overlap with our legacy tax credit equity syndication business.

     We use our combination of real estate and tax-exempt investment expertise to select and manage our investments and to develop financing opportunities. Our senior management team has an average of nine years of experience with us and our affiliates, and an average of 19 years of experience in the real estate industry.

     Our executive offices are located at 621 East Pratt Street, Suite 300, Baltimore, Maryland 21202 and our telephone number is (443) 263-2900. Our website is www.mmafin.com. We do not incorporate by reference the contents of our website into this prospectus supplement.

BUSINESS SEGMENTS AND SOURCES OF INCOME

  Investing Segment

     Our investing segment consists of the TEI Group, which holds investments producing primarily tax-exempt interest income. The following table sets forth summary data with respect to the tax-exempt bonds and bond-related investments held by our investing segment as of September 30, 2003. With respect to participating bonds, pro forma annual interest represents year-to-date aggregate interest income as of September 30, 2003, annualized. With respect to non-participating bonds, pro forma annual interest is the product of the bond coupon rate and the unpaid principal balance as of September 30, 2003. With respect to residual bond-related investments, pro forma annual interest is derived by first calculating the product of (w) the principal amount of the senior certificates outstanding as of September 30, 2003 and (x) the average Bond Market Association index rate for the nine months ended September 30, 2003 plus transaction fees and an interest rate spread to cover certain costs, and then subtracting that amount from the interest payments on the bond underlying the securitization, which is the product of (y) the bond coupon rate and (z) the unpaid principal balance of that bond.

                                                 % OF    WEIGHTED      PRO        % OF       FACE AMOUNT      INTEREST RATE
                                                TOTAL    AVERAGE      FORMA      TOTAL          RANGE            RANGE(4)
                          FACE                   FAIR    INTEREST     ANNUAL     ANNUAL    ----------------   --------------
                         AMOUNT    FAIR VALUE   VALUE      RATE      INTEREST   INTEREST    LOW      HIGH     LOW      HIGH
                        --------   ----------   ------   --------    --------   --------   ------   -------   ----     -----
                                                               (DOLLARS IN THOUSANDS)
INVESTMENTS IN TAX-
  EXEMPT BONDS:
Participating bonds...  $ 82,608    $ 79,896(1)  10.08%    7.99%(2)  $ 6,603      10.48%   $5,215   $19,714   7.36%     8.75%
Non-participating
  bonds...............   682,012     643,865(1)  81.26%    7.27%(3)   49,602      78.69%       25    33,900   1.58%     9.50%
Participating
  subordinate bonds...    60,530      50,811      6.41%    8.51%(2)    5,153       8.18%    1,640    12,415   0.00%(5) 20.26%
Non-participating
  subordinate bonds...    18,965      17,760      2.24%    8.84%(3)    1,676       2.66%      606     5,420   5.00%    12.50%
                        --------    --------    ------               -------     ------
Total/average.........  $844,115    $792,332    100.00%    7.47%     $63,035     100.00%
                        ========    ========    ======               =======     ======

                                                                       PRO
                                                                      FORMA
                          FACE                                        ANNUAL
                         AMOUNT    FAIR VALUE                        INTEREST
                        --------   ----------                        --------
                                                               (DOLLARS IN THOUSANDS)
INVESTMENT IN BOND-
  RELATED
  INVESTMENTS:........  $    335    $ 10,019                         $10,571(6)

-------------------------

(1) Aggregate fair value of these bonds includes the fair values of 13 bonds that we have securitized, resulting in $191.8 million of corresponding short term debt and 17 bonds that we have securitized, resulting in $118.9 million of corresponding long term debt on our balance sheet. These bonds continue to be included as assets on our balance sheet because the accounting for these transactions is partially dependent on certain call provisions that enable us to retain effective control over these bonds.

(2) We derive the weighted average interest rate of participating bonds by annualizing September 30, 2003 year-to-date aggregate interest paid on all participating bonds and dividing by the aggregate face amount of all participating bonds as of September 30, 2003. Because the interest on participating bonds is based partly on property performance, annualizing the interest for those bonds may not reflect the annual interest we will actually receive.

(3) We derive the weighted average interest rate of non-participating bonds by summing the product of the face amount multiplied by the post-construction interest rate of each non-participating bond and dividing the total by the aggregate outstanding face amount of all non-participating bonds.

(4) With respect to participating bonds, we derive low and high interest rates by annualizing aggregate interest paid at September 30, 2003 and dividing by the face amount as of September 30, 2003. With respect to non-participating bonds, we use the interest rates stated in the bonds.

(5) Our Riverset bond pays us interest only to the extent of cash flow. The minimum pay rate is zero. Interest accrues at the stated base rate if it is not paid and is due at maturity.

(6) Interest income from our residual interests may vary substantially as interest rates rise and fall. See "Risk Factors -- We may suffer adverse consequences from changing interest rates."

  Operating Segment

     Our operating segment provides servicing, loan origination and tax credit and other equity syndication services. It also makes equity investments for our account. These operations and investments generate taxable income. For the nine months ended September 30, 2003, our operating segment generated $28.8 million in fee income, comprised of $9.0 million of origination fees from the syndication of tax credit equity funds, $5.5 million of loan servicing fees, $5.5 million of asset management and advisory fees, $3.8 million of loan origination fees and $5.1 million of other income. Loan origination fees do not include $2.0 million of origination fees that we received in connection with loan origination activity that we defer and amortize into income over the life of the investment.

                              RECENT DEVELOPMENTS

2003 EARNINGS AND PERFORMANCE HIGHLIGHTS

     On March 1, 2004, we reported results for the year ended December 31, 2003. For that year, net income allocated to common shares increased to $72.5 million from $28.8 million for the period ended December 31, 2002. Diluted earnings per common share were $2.44 for the year ended December 31, 2003, compared to $1.13 for the year ended December 31, 2002. The substantial changes in our earnings resulted primarily from a $25.7 million transaction recorded as discontinued operations and a $21.2 million decrease in losses on derivative securities. We also announced that we had structured approximately $1.6 billion of financing during 2003, which represented an increase of 16% over the total for 2002.

     We use the amount of cash we have available for distribution, and not earnings as determined in accordance with GAAP, as our primary measure of performance. We believe that the amount of cash we have available for distribution best illustrates our ability to pay distributions and thus provides relevant information about our operations and is necessary, along with net income, for understanding our operating results. The amount of cash available for distribution as we determine it differs from net income because of variations between income as determined in accordance with GAAP and actual cash received. These variations are described in the table set forth below. The amount of cash available for distribution to our common shares increased 26% for the year ended December 31, 2003 compared to the year ended December 31, 2002. The amount of cash available for distribution per common share for 2003 of $2.13 represented an increase of 6.5% compared to 2002. For the fourth quarter of 2003, cash available for distribution to common shares was $19.0 million, an increase of 41% over that of the fourth quarter of 2002.

     There are four primary differences between cash available for distribution and GAAP income. The first is the treatment of several types of fees (including origination, syndication, guarantee and asset management fees), which for purposes of calculating cash available for distribution are recognized as income when received or earned but for GAAP purposes may be amortized into income over time or deferred until certain events occur. The second difference is that the non-cash gain and loss recognized for GAAP associated with valuations, sales of investments and capitalization and amortization of mortgage servicing rights and certain purchased asset management contracts are not included in the calculation of cash available for distribution. The third difference is the treatment of our investments in partnerships. For GAAP, we record our allocable share of the income (loss) from the partnership as income, while for cash available for distribution reporting we record the cash distributions we receive from the partnership as income. The fourth difference is the treatment of tax credit equity funds in which we provide a guarantee or otherwise have continuing involvement in the underlying assets of the fund. GAAP accounting requires that we record income (loss) from these funds. This non-cash item is not reflected in cash available for distribution.

     The calculation of cash available for distribution set forth below represents our cash available for distribution measure for the three- and twelve-month periods ended December 31, 2003.

                        MUNICIPAL MORTGAGE & EQUITY LLC

        RECONCILIATION OF GAAP INCOME TO CASH AVAILABLE FOR DISTRIBUTION

                                                                 FOR THE           FOR THE
                                                            THREE MONTHS ENDED    YEAR ENDED
                                                               DECEMBER 31,      DECEMBER 31,
                                                            ------------------   ------------
                                                                   2003              2003
                                                            ------------------   ------------
                                                                     (IN THOUSANDS)
                                                                       (UNAUDITED)
INCOME:
Interest Income
  Interest on bonds and residual interests in bond
     securitizations......................................       $15,887           $ 61,413
  Interest on loans.......................................         9,232             35,706
  Interest on short-term investments......................           305              1,137
                                                                 -------           --------
     Total interest income................................        25,424             98,256
                                                                 -------           --------
Fee Income
  Syndication fees........................................        17,856             26,856
  Origination fees........................................         2,805              6,584
  Loan servicing fees.....................................         1,710              7,173
  Asset management and advisory fees......................         4,871             10,336
  Guarantee fees..........................................         1,500              3,614
  Other income............................................         1,881              8,855
                                                                 -------           --------
     Total fee income.....................................        30,623             63,418
                                                                 -------           --------
Net gain on sales.........................................          (726)            10,293
                                                                 -------           --------
TOTAL INCOME..............................................        55,321            171,967
                                                                 -------           --------
EXPENSES:
Interest expense..........................................        11,720             43,508
Interest expense on preferred shares......................         3,194              6,188
Salaries and benefits.....................................        15,034             41,736
General and administrative................................         5,149             12,162
Professional fees.........................................         1,217              4,188
Amortization of intangibles...............................         2,859              6,525
                                                                 -------           --------
TOTAL EXPENSES............................................        39,173            114,307
                                                                 -------           --------
Net holding gains (losses) on derivatives.................         2,400              6,322
Impairments and valuation allowances related to
  investments.............................................        (5,839)            (6,983)
Net income (losses) from equity investments in
  partnerships............................................           788             (3,173)
Income tax benefit (expense)..............................        (2,956)               138
Income allocable to preferred shareholders in a subsidiary
  company.................................................            --             (5,989)
                                                                 -------           --------
NET INCOME FROM CONTINUING OPERATIONS.....................        10,541             47,975
Discontinued operations...................................            --             25,748
Cumulative effect of a change in accounting principle.....        (1,228)            (1,228)
                                                                 -------           --------
NET INCOME................................................       $ 9,313           $ 72,495
                                                                 =======           ========
NET INCOME ALLOCATED TO:
  Term growth shares......................................            --                 --
                                                                 -------           --------
  Common shares...........................................       $ 9,313           $ 72,495
                                                                 =======           ========

                                                                 FOR THE           FOR THE
                                                            THREE MONTHS ENDED    YEAR ENDED
                                                               DECEMBER 31,      DECEMBER 31,
                                                            ------------------   ------------
                                                                   2003              2003
                                                            ------------------   ------------
                                                                     (IN THOUSANDS)
                                                                       (UNAUDITED)
Conversion to Cash Available for Distribution:
  (1) Mark to market adjustments..........................       $(2,400)          $ (6,332)
  (2) Equity investments..................................         3,247             10,833
  (3) Net gain on sales...................................        (2,869)           (14,259)
  (3) Amortization of capitalized mortgage servicing
     fees.................................................           385              1,541
  (3) Amortization of asset management contracts..........         2,422              4,844
  (4) Origination fees, syndication fees and other income,
     net..................................................           498              4,789
  (5) Valuation allowances and other-than-temporary
     impairments..........................................         3,037              4,134
  (6) Deferred tax expense................................            21               (989)
  (7) Discontinued operations.............................            --            (25,748)
  (7) Interest income.....................................            --             10,793
  (8) Fund income.........................................         4,139                510
  (9) Change in accounting principle......................         1,228              1,228
                                                                 -------           --------
CASH AVAILABLE FOR DISTRIBUTION...........................       $19,021           $ 63,849
                                                                 =======           ========

-------------------------

EXPLANATORY NOTES:

(1) For GAAP reporting, we record the non-cash change in fair value of our investment in interest rate swaps and other derivative financial instruments through net income. These non-cash gains and losses are not included in our calculation of cash available for distribution.

(2) For GAAP reporting, we account for various investments in partnerships using the equity accounting method. As a result, our allocable share of the income or loss from the partnerships is reported in income (losses) from equity investments in partnerships. The income from these partnerships includes depreciation expense and changes in the fair value of investments in derivatives. For GAAP reporting, distributions are treated as a return of capital. For cash available for distribution reporting, we record the cash distributions that we receive from the partnerships as other income.

(3) For GAAP reporting, we recognize non-cash gains and losses and amortization of intangible assets, including (a) non-cash gains and losses associated with the sale of assets or capitalization of mortgage servicing rights; (b) amortization of mortgage servicing rights over the estimated life of the serviced loans; and (c) amortization of asset management contracts recorded in connection with the HCI acquisition. These non-cash items are not included in cash available for distribution.

(4) This adjustment reflects the net difference, for the relevant period, between fees reflected in income when received for cash available for distribution and the recognition of fees for GAAP. This line item reflects several types of income: (a) origination fees and certain other income amounts, which are recognized as income when received for cash available for distribution purposes, but for GAAP reporting are amortized over the life of the associated investment; (b) syndication fees, which are recognized as income when earned for cash available for distribution purposes, but for GAAP reporting a portion of the fee may be deferred until investors have paid in greater than 20% of their total capital contributions to the tax credit funds; (c) guarantee fees, which are recognized as income when received for cash available for distribution purposes, but for GAAP reporting are recorded into income over the guarantee period; and (d) asset management fees, which are recognized as income when earned and collectible for cash available for distribution purposes, but for GAAP purposes are applied first to relieve accounts receivable recorded in conjunction with the HCI acquisition, and second, as income consistent with the cash available for distribution revenue recognition.

(5) For GAAP reporting, we record valuation allowances and other-than-temporary impairments on our investments in loans, bonds and other bond-related investments. Such non-cash charges do not affect the cash flow generated from the operation of the underlying properties, distributions to shareholders, the tax-exempt status of the income or the financial obligation under the bonds. Therefore, these items are not included in the calculation of cash available for distribution.

(6) For GAAP reporting, our income tax expense contains both a current and a deferred component. Only our current income tax expense is reflected in cash available for distribution.

(7) For GAAP reporting, we recognized a gain upon the sale of a property. This gain was required to be classified as discontinued operations because we owned the property prior to the sale. For cash available for distribution reporting, the gain was significantly less due to recording a portion of the proceeds as interest income. In addition, the carrying value of the tax-exempt bond associated with the property was significantly more for the purposes of the calculation of cash available for distribution due to an impairment previously recognized for GAAP.

(8) For those of our tax credit equity syndication funds in which we provide a guarantee or otherwise have continuing involvement in the underlying assets of the fund, GAAP accounting requires us to record the net income (loss) from the fund. This non-cash item is not reflected in cash available for distribution.

(9) As a result of the adoption of the Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), we determined our residual interests in bond securitizations represented an equity interest in a variable interest entity ("VIE") and we were the primary beneficiary of the VIE and therefore, needed to consolidate the securitization trusts. The cumulative effect of adopting FIN 46 was a decrease to net income of approximately $1.2 million as of December 31, 2003.

OCTOBER 2003 OFFERING OF COMMON STOCK

     In October 2003, we sold 3.6 million of our common shares in a public offering at a price to the public of $24.40 per share. We used $82.0 million of the $83.6 million net proceeds to repay debt incurred in connection with our acquisition of HCI, with the balance used for general corporate purposes.

REFINANCING OF ACQUISITION FACILITY

     In conjunction with the HCI transaction, we entered into a $120.0 million credit and guarantee agreement for an acquisition loan with Royal Bank of Canada, as administrative agent, and RBC Capital Markets Corporation, as lead arranger. We repaid $82.0 million of this debt with proceeds from the October 2003 offering and in December 2003 refinanced the remaining $38.0 million balance via a one-year term loan with Merrill Lynch, Pierce, Fenner & Smith Incorporated. The term loan is unsecured and bears a fixed interest rate of 8%. In order to achieve a lower cost of capital in connection with the loan, TEI Holdings, LLC, one of our subsidiaries, entered into a one year total return swap with Merrill Lynch Capital Services, Inc., or MLCS, for $38.0 million, in which TEI Holdings, LLC receives a fixed interest rate of 8% from MLCS and pays a floating interest rate of 3% over LIBOR to MLCS. LIBOR, as of March 1, 2004, was 1.12%. As a result, the effective interest rate to us as of March 1, 2004 was 4.12%. In order to complete this transaction, TEI Holdings, LLC pledged its common equity interest in MuniMae TE Bond Subsidiary, LLC, another one of our subsidiaries.

RECENT SECURITIZATION TRANSACTION

     In November 2003, we securitized three community development district bonds (Beacon Lakes, Bartram Springs and Harmony Hills) with a total face amount of $43.0 million. We retained a residual position in the securitization of $1.1 million, or approximately 2.5% of the transaction. In addition, from time to time we securitize assets through existing securitization programs. For a further description of securitizations, see "Risk Factors -- Other parties have priority over us with respect to the payment of interest and principal on some of our investments, including where we have issued guarantees."

INVESTMENTS IN TAX-EXEMPT BONDS

     During the fourth quarter of 2003, we purchased approximately $113.9 million in face value of tax-exempt bonds. Although historically we have funded the entire face amount of the bonds at the time of closing, we have agreed with certain borrowers that we will advance only a portion of the funding and make the remainder available to the borrowers as they are able to employ the funds for costs of the project. Using this draw-down mechanism reduces the amount of our capital at risk in the event the project is not completed and reduces the interest cost to the borrower until all of the funds are drawn. The following table sets forth summary data regarding our recent transactions.

                                           WEIGHTED AVERAGE                      AMOUNT FUNDED
                         FACE AMOUNT OF       PERMANENT       DATE OF INITIAL   AT DECEMBER 31,
                         UNDERLYING BOND    INTEREST RATE        PURCHASE            2003
                         ---------------   ----------------   ---------------   ---------------
                                                 (DOLLARS IN THOUSANDS)
Beacon Lakes(1)........     $ 16,000            6.900%           10/2/2003          $16,000
Brookside Park.........       12,400            6.410           12/17/2003            2,552
Glenwood Farms.........        8,815            7.050           11/25/2003            8,815
McEver Vineyards.......       11,000            6.500           11/13/2003              615
Miromar Lakes(2).......       27,560            6.875           12/23/2003            6,825
Pointe at St.
  Joseph(3)............       12,824            5.629           10/30/2003           12,824
Riverview Manor........        8,500            5.500           12/30/2003            8,500
Rocky Creek
  Apartments...........       10,750            6.750           12/16/2003            1,230
Sterlingshire
  Apartments...........        6,100            7.200           12/23/2003            6,100
                            --------                                                -------
Total..................     $113,949                                                $63,460
                            ========                                                =======

-------------------------

(1) In November 2003, we securitized this bond as part of the community development district bond securitization and retained only a 2.5% residual interest.

(2) Our initial funding represents the first bond issuance. We are contractually obligated to fund future issuances of bonds for the Miromar Lakes community development up to an additional $20.7 million.

(3) We purchased this bond for $7.2 million, including accrued interest.

     In January and February 2004, we purchased three tax-exempt bonds with an aggregate face value of approximately $20.2 million.

BOND DEFAULTS

     On February 10, 2004, the first lienholder recorded a Notice of Trustee's Sale against the property securing our Mountain View Village Apartments bonds. The sale was scheduled to take place on

March 1, 2004. However, the foreclosing party agreed to delay the sale one week. As of December 31, 2003, we funded $1.2 million on the tax-exempt bonds secured by this property and $0.2 million on a related developer loan. While we do not expect to receive any proceeds from the sale, we are attempting to secure substitute collateral from the developer or have the bonds paid off in full.

     On February 5, 2004, we delivered a notice of default to the borrower on our Olde English bond investments. Our investment as of December 31, 2003 in these bonds totaled $8.5 million in principal. We are currently reviewing our options related to this transaction in an attempt to resolve the issue with minimal loss of capital.

     We believe we have exercised and continue to exercise prudent business practices to enforce our creditor's rights under the applicable bond documents, including initiating foreclosure proceedings on the mortgaged properties when advisable.

REDEMPTION AND SALE OF INVESTMENTS

     From time to time our investments may be redeemed or repaid by the borrowers or we may sell our investments. During the fourth quarter of 2003, the borrower caused the redemption of or we sold our investments in the Queen Anne bond and a $500,000 piece of our Stapleton bond, both of which had previously been securitized, the Cinnamon Ridge B bond and the Southgate taxable loan, resulting in aggregate gross proceeds to us of approximately $9.0 million.

EFFECT OF ACCOUNTING PRONOUNCEMENTS

     In December 2003, as a result of the adoption of FIN 46, the Company determined that its investments in certain securitization trusts should be treated as on-balance sheet debt and recorded $191.9 million in short-term debt on December 31, 2003. We are currently reviewing the impact of FIN 46, which is required to be adopted on or before March 31, 2004, on the tax credit syndication funds in which we participate, as well as investments that we account for under the equity method of accounting, but we have not made a final determination of the effect of FIN 46 on our financial statements. See "Risk Factors -- We have off-balance-sheet financing" and "-- The percentage of our net income that is tax exempt has decreased, and may continue to decrease, as a result of the HCI acquisition and as a result of recent and anticipated changes in our business."

QUARTERLY DISTRIBUTION

     On January 15, 2004, our board of directors raised our regular quarterly distribution from $.4500 to $.4525 per common share. We paid the distribution on February 6, 2004 to the holders of record as of January 26, 2004. This represents an annualized distribution of $1.81 per common share and an indicated annualized yield of 7.02% based on the last sale price of our common shares reported on the New York Stock Exchange on March 2, 2004. We paid 86.3% of our cash available for distribution to our shareholders for 2003. Absent the impact of capital gains and losses, which impact may be different for each shareholder, and dividends from our corporate subsidiaries, approximately 80% of our net income distributed to shareholders for the year ended December 31, 2003 was tax exempt. For the three years ended December 31, 2002 this figure was approximately 100%. While we produced taxable income in each of these three years, we had deductions in those years sufficient to offset substantially all of our taxable income otherwise allocable to shareholders. This was not true in 2003, and we do not expect this to be true in future periods, due to the integration of the HCI business and other recent and anticipated changes in our business, which include the growth of our taxable lending business and other businesses that generate taxable fee income, as well as certain financing arrangements we enter into, that produce taxable income.

                                  THE OFFERING

Common shares offered.........   1,950,000

Common shares outstanding
after the offering............   34,556,114(1)

Use of proceeds...............   We estimate that our net proceeds from this
                                 offering without exercise of the overallotment option will be approximately $47,892,000. We intend to use the net proceeds to fund future investment activity, to repay a portion of our outstanding indebtedness and for general corporate purposes. See "Use of Proceeds."

Risk Factors..................   See "Risk Factors" and other information
                                 included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference for a discussion of factors you should carefully consider before deciding to invest in the common shares.

New York Stock Exchange symbol   "MMA"

-------------------------

(1) The number of shares outstanding after the offering excludes 204,183 deferred shares and 892,689 common shares subject to outstanding options with an average exercise price of $18.93 as of December 31, 2003. Between December 31, 2003 and February 25, 2004, 67,757 deferred shares vested, options to purchase 31,000 common shares were exercised and 25,000 options were forfeited. In addition, this number assumes that the underwriters' overallotment option is not exercised. If the overallotment option is exercised in full, we will issue and sell an additional 195,000 common shares yielding estimated additional net proceeds of approximately $4.8 million.

                              DISTRIBUTION POLICY

     The holders of our common shares are entitled to distributions as declared by our board of directors. Our current policy is to distribute to the holders of our common shares at least 80% of our cash flow from operations (exclusive of capital-related items and reserves), but only after payment of distributions to the holders of preferred shares issued by one of our subsidiaries.

                                  RISK FACTORS

     Before you invest in our common shares, you should be aware that should any of the events described in this risk factors section and elsewhere in this prospectus supplement and the accompanying prospectus materialize, it could have a material adverse effect on our business, financial condition and results of operations. You should carefully consider these risk factors, together with all of the other information included in this prospectus supplement and the accompanying prospectus, before you decide to purchase our common shares.

THE PROPERTIES SECURING OUR INVESTMENTS MAY NOT GENERATE SUFFICIENT INCOME TO MAKE THE PAYMENTS DUE TO US.

     One of the major risks of owning investments secured by multifamily residential properties is the possibility that the owner of the property securing an investment does not make the payments due to us. The following is a list of some of the things that might cause us to receive less income from our investments than we expect:

     - Persistent high levels of unemployment and other adverse economic conditions, either local, regional or national, may limit the amount of rent that can be charged for rental units at the properties. Adverse economic conditions may also result in a reduction in timely rent payments or a reduction in occupancy levels.

     - Occupancy and rent levels may decrease due to the construction of additional housing units or the establishment of rent stabilization or rent control laws or similar arrangements.

     - A decline in the level of mortgage interest rates may encourage tenants in multifamily rental properties to purchase housing, reducing the demand for rental housing.

     - City, state and federal housing programs that subsidize many of the properties impose rent limitations and may limit the ability of the operators of the properties to increase rents. This may discourage operators from maintaining the properties in proper condition during periods of rapid inflation or declining market value of the properties. In addition, the programs may impose income restrictions on tenants, which may reduce the number of eligible tenants in the properties and result in a reduction in occupancy rates. Even if a property is not subject to legal restrictions on the amount of rent that may be charged to low and moderate income tenants, rental market conditions and other factors may result in reduced rents.

     - Tenants who are eligible for subsidies or similar programs may not find the differences in rents between the subsidized or supported properties and other multifamily rental properties in the same area to be a sufficient economic incentive to reside at a subsidized or supported property, which may have fewer amenities or otherwise be less attractive as a residence.

     - Expenses at the property level, including but not limited to capital needs, real estate taxes and insurance, may increase.

     All of these conditions and events may increase the possibility that a property owner may be unable to meet its obligations with respect to mortgage bonds supporting our investments. This could negatively affect the amount of cash that we have available to make distributions to holders of our common shares. We sometimes invest directly in taxable mortgage loans. The same risks apply to these investments.

     These conditions and events could also result in a decline in the value of a mortgage bond or mortgage loan. If the mortgage bond has been securitized, a decline in its value could require us to terminate the securitization, which could result in our making payments to the liquidity provider, or require us to post additional investments as collateral. See "-- Our income would be adversely affected by declining property values and property performance." Accordingly, a decline in value of a mortgage bond could have a negative effect on the amount of cash that we have available to make distributions to holders of our common shares.

OUR INCOME WOULD BE ADVERSELY AFFECTED BY DECLINING PROPERTY VALUES AND PROPERTY PERFORMANCE.

     Our business would be adversely affected by periods of economic slowdown or recession that result in declining property values or property performance, particularly declines in the value or performance of multifamily properties. Any material decline in property values weakens the value of the properties as collateral for our investments, may require us to post additional assets as collateral (which limits our ability to generate income from those assets) and increases the possibility of a loss in the event of a default. Additionally, some of our income comes from contingent interest on participating tax-exempt mortgage revenue bonds and equity investments in partnerships that own multifamily housing developments. Accordingly, a decline in the performance of the related multifamily housing developments would likely have a negative effect on the amount of cash that we have available to make distributions to holders of our common shares.

SUBSTANTIALLY ALL OF OUR INVESTMENTS ARE ILLIQUID.

     There is no regular trading market for substantially all of our investments. This lack of liquidity could be worse during turbulent market conditions or if any of our tax-exempt bonds become taxable or go into default. If we require additional cash during a turbulent market, we may have to sell our investments on unfavorable terms. In addition, the illiquidity associated with our investments makes them hard to value and may cause significant changes in the fair value of our investments, which would be reflected in our book value and other comprehensive income.

     Additionally, the Treasury Department recently released proposed regulations governing "tax shelter opinions" that could apply to tax-exempt bonds. If finalized in their current form, the opinions or disclosures for tax-exempt bonds could substantially change, which could affect the fair market value and liquidity of tax-exempt bonds. The form of the final regulations, their effective date and their impact on the market for tax-exempt bonds are unclear.

WE MAY SUFFER ADVERSE CONSEQUENCES FROM CHANGING INTEREST RATES.

     Changes in Interest Rates. A decrease in market interest rates may result in a bond issuer redeeming or a bond borrower prepaying or refinancing the bond prior to its stated maturity. We may not be able to reinvest the proceeds of any redeemed investment at an attractive rate of return. This may adversely affect the amount of cash that we have available to make distributions to holders of our common shares.

     An increase in market interest rates may lead our securitization counterparties or prospective purchasers of our existing investments to demand a higher annual yield than they currently receive. This could increase our cost of capital and reduce the market value of our investments, and may result in a reduction, possibly to zero, of interest distributions we receive from our residual trust interests. These occurrences would adversely affect the amount of cash that we have available to make distributions to holders of our common shares. In addition, an increase in market interest rates could lead to a decrease in the value of some of our investments. This could cause some counterparties to demand additional collateral to preserve our existing securitization facilities. To the extent that additional collateral could not be provided to satisfy these demands, these securitization facilities could be terminated, which could also adversely affect our financial condition and the amount of cash that we have available to make distributions to holders of our common shares.

     Hedging Strategies. Developing an effective interest rate risk management strategy is complex, and no strategy can completely insulate us from all potential risks associated with interest rate changes. There is a significant risk that we could be required to liquidate investments to satisfy margin calls if interest rates rise or fall dramatically. In addition, certain hedging activities involve transaction costs. If we hedge against interest rate risks, we may substantially reduce our net income or adversely affect our financial condition. Furthermore, there can be no assurance that our interest rate hedging activities will protect us fully against all of the risks involved.

     At September 30, 2003, we had $373.9 million of floating interest rate exposure related to our securitizations. At September 30, 2003, $295.7 million of our floating rate exposure was hedged by interest rate swaps. Net payments received by us from our interest rate hedges, if any, will be taxable income, even though the investments we are hedging typically pay tax-exempt interest. We enter into hedges for limited time periods that are typically substantially shorter than the term of our interest rate exposure. At September 30, 2003, the weighted average maturities of our floating rate securitizations and interest rate hedges were approximately 5.2 and 3.9 years, respectively. There can be no assurance that we will be able to enter into new hedges at favorable prices, or at all, when the existing arrangements expire, a risk that is increased by our use of a strategy that requires us to enter into new arrangements often. In addition, while we have historically hedged most of our securitization-related floating rate exposure using interest rate swaps, we may reevaluate our interest rate risk management policies and determine to hedge less of our securitization-related floating rate risk as we grow and diversify our product lines.

OUR OPERATIONS ARE EXPECTED TO RESULT IN HIGHER INCOME FOR US IN THE SECOND AND FOURTH FISCAL QUARTERS THAN IN THE FIRST AND THIRD FISCAL QUARTERS.

     Our operating results from our tax credit equity syndication business, which increased significantly as a portion of our total business as a result of the HCI acquisition, are expected to fluctuate based on seasonal patterns. We anticipate that our highest revenues from that business, and thus overall, will occur in the second and fourth calendar quarters. In addition, seasonality in tax-exempt bond issuances results in higher volume in the third calendar quarter and especially in the fourth calendar quarter. Because of the effect of seasonality on our business, results for any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year and cannot be used to indicate financial performance for a full fiscal year. Furthermore, in certain quarters our payout ratio (as expressed in terms of distributions to common shareholders divided by cash available for distribution to common shareholders) may exceed 100%. While our goal is to maintain a payout ratio of approximately 80% (see "Prospectus Supplement Summary -- Distribution Policy"), seasonal fluctuations in cash flow may impact this ratio on a quarterly basis.

OUR INCOME DEPENDS ON THE PERFORMANCE OF COUNTERPARTIES TO OUR CONTRACTUAL OBLIGATIONS.

     All of our income is derived from contractual obligations to make payments to us. Some of our structured transactions, such as the securitization transactions, are extremely complex. See "-- Other parties have priority over us with respect to the payment of interest and principal of some of our investments, including where we have issued guarantees." We also engage in limited amounts of buying and selling of hedging products and mortgage instruments, including, but not limited to, buying and selling total return swaps and financial futures contracts and options on financial futures contracts and trading forward contracts in order to hedge bond purchase commitments. These instruments are complex and can produce volatile results, including margin calls. Hedging and participating in structured transactions, particularly of a complex nature, exposes us to the credit risks of our counterparties who may in certain circumstances not pay or perform under their contracts. Accordingly, we cannot assure you that our investment or hedging strategies will have the desired results.

OTHER PARTIES HAVE PRIORITY OVER US WITH RESPECT TO THE PAYMENT OF INTEREST AND PRINCIPAL ON SOME OF OUR INVESTMENTS, INCLUDING WHERE WE HAVE ISSUED GUARANTEES.

     Investments owned by TE Bond Subsidiary, LLC and its subsidiaries. We own 100% of the common shares of TE Bond Subsidiary, LLC; however, TE Bond Subsidiary has also issued $168.0 million of preferred shares to third parties. The holders of the preferred shares have the first right to income and principal of the investments held by the subsidiary, up to the liquidation preference of the preferred shares of $168.0 million plus unpaid distributions upon any liquidation. The investments in TE Bond Subsidiary and its subsidiaries represented $663.8 million of fair value or 34.6% of our gross assets as of September 30, 2003 and generated $46.2 million or 39.6% of our gross income for the nine months ended September 30, 2003. As of September 30, 2003, 82.7% of the fair value of our tax-exempt bonds and bond-related investments was held by TE Bond Subsidiary and its subsidiaries. Holders of the subsidiary's preferred shares are entitled to an aggregate of $12.0 million in distributions per annum. As discussed below under "-- We have off-balance-sheet financing," as a result of the adoption of the Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," we have reclassified the liquidation preference value of our preferred shareholders' equity of $168.0 million as a liability in our consolidated balance sheets.

     Securitized or Collateralized Investments. We securitize some of our investments that generate tax-exempt income to provide funds for other investments at what we believe is a low cost relative to the cost of other forms of financing. In a typical short-term securitization, we cause tax-exempt bonds to be deposited into a trust. The trust sells to third-party investors short-term floating rate interests that have first priority on the cash flow from the deposited tax-exempt bonds. We purchase from the trust the right to receive the interest remaining after the trust makes payments to the holders of the senior floating rate interests, which is called a residual interest. In the event the trust cannot meet its obligations, all or a portion of the deposited tax-exempt bonds may be sold to satisfy the obligations to the holders of the senior interests. Therefore, cash flow from these tax-exempt bonds may not be available to pay any amounts on our residual interests. In the event of the liquidation of the tax-exempt bonds, no payment will be made to us except to the extent that the sale price received for the tax-exempt bonds exceeds the amounts due on the senior obligations of the trust.

     Typically the payment of the interest and principal on the senior floating rate interests is guaranteed by a third-party credit enhancement provider. We also typically pledge tax-exempt bonds, but may pledge other types of assets, to secure the credit enhancement provider's guarantee of payment to the holders of the senior floating rate certificates. If the trust has insufficient income to repay the short-term senior floating rate certificates and the third party is required to repay the senior floating rate certificates, our pledged assets may be sold to reimburse the third party for its advance of funds and we may lose the cash flow from the tax-exempt bonds and our ownership interest in them. Our ability to remedy defaults inside the trust is limited. At September 30, 2003, $303.2 million, or 37.8% of the fair value, of our tax-exempt bonds and bond-related investments (in addition to the tax-exempt bonds that are the subject of the securitization), was pledged to secure repayment by a third party of $373.9 million in principal amount of short-term senior floating rate certificates and one $10.5 million senior certificate the interest on which was fixed for one year. These assets that were pledged as collateral produced $25.6 million, or 34.8%, of our pro forma annual interest income from our tax-exempt bonds and bond-related investments.

     In addition to short-term securitizations, we also utilize longer term fixed-rate securitizations. The interests sold from the longer term securitization trusts bear interest at a fixed rate or at a fixed rate for several years and then are subject to a remarketing. Similar to short-term securitizations, we pledge other tax-exempt bonds that we own to secure our repayment obligation. At September 30, 2003, approximately $64.1 million, or 8.0% of the fair value, of our tax-exempt bonds and bond-related investments (in addition to the tax-exempt bonds that are the subject of the securitization) was pledged to secure repayment of the $118.9 million in principal amount of senior trust certificates issued by the securitization facilities. The assets that were pledged as collateral produced $9.9 million, or 13.5%, of our pro forma annual interest income from our tax-exempt bonds and bond-related investments.

     Subordinated Investments. A portion of our investments are subordinated securities or interests in bonds that are junior in right of payment to other bonds, notes or instruments. At September 30, 2003, these investments represented $68.6 million, or 8.5% of the fair value, of our tax-exempt bonds and bond-related investments and produced $6.8 million, or 9.3%, of our pro forma annual interest income from tax-exempt bonds and bond-related investments. Among the risks of these investments are that borrowers may not be able to make payments on both the senior and the junior interests and that the value of the underlying asset may be less than the amounts owed to both the senior and the junior interest holders. In certain circumstances, the borrower may also issue additional senior debt, further reducing the security available for the junior interest holders. As a consequence, we, as a holder of the junior security, could receive less than the full and timely repayment of our investment. Moreover, the holders of the senior interests may control the ability to enforce remedies. Without the consent of the senior holders, we will have limited ability to take actions that might protect our interests. If the cash flow with respect to a particular investment is not sufficient to make full payments on the junior interests, this may adversely affect the amount of cash that we have available to make distributions to holders of our common shares.

     Guarantee and loss sharing agreements. As part of our regular business, we sometimes guarantee obligations of third parties and agree to share losses, if any, with investors and other counterparties. These commitments include guarantees of payment on bank credit lines, tax indemnities to holders of preferred shares issued by one of our subsidiaries, guarantees for the benefit of investors in our tax credit equity syndication business, guarantees of performance on certain financing and swap agreements and guarantees of payment and loss sharing agreements with Fannie Mae and other financial partners. We assume these obligations to facilitate the completion of some investments we make and transactions we structure, and to increase the yield we can offer investors and realize ourselves or decrease the rate charged to us by investors or lenders. If we were required to fulfill our obligations on one or more of these commitments, this would adversely affect the amount of cash that we have available to make distributions to holders of our common shares.

WE HAVE DEBT THAT COULD ADVERSELY AFFECT OUR BUSINESS AND GROWTH PROSPECTS.

     We are party to a number of credit facilities and other borrowings that could have significant adverse effects on our business. This debt, which totaled $1.12 billion as of September 30, 2003, makes it more difficult for us to obtain additional financing on favorable terms due to increased leverage and the existence of covenants that may limit out ability to conduct our business, requires us to dedicate a substantial portion of our cash flows from operations to the repayment of principal and interest on our debt, imposes on us operating and financial restrictions that may impair our ability to respond to changing business and economic conditions or to grow our business and makes us more vulnerable to economic downturns. If we are unable to generate sufficient cash flows from operations in the future, we may have to refinance all or a portion of our debt and/or obtain additional financing. We cannot assure you that we will be able to obtain refinancing or additional financing on favorable terms, if at all.

WE HAVE LIMITED RECOURSE UPON A TAX-EXEMPT REVENUE BOND DEFAULT OR UPON THE BANKRUPTCY OF A BORROWER UNDER A TAX-EXEMPT BOND.

     Although state or local governments or their agencies or authorities issue the tax-exempt bonds that we own (or that underlie many of our investments), the revenue bonds are not general obligations of any state or local government. No government is liable under the tax-exempt bonds, nor is the taxing power of any government pledged to the payment of principal or interest under the tax-exempt bonds.

     For tax-exempt bonds that are mortgage revenue bonds, an assignment of the related mortgage loan secures each bond we own. The loan is secured by a mortgage on the underlying property and an assignment of rents. The owners of the underlying properties are only liable for the payment of principal and interest under the mortgage loans to the extent of the cash flow and sale proceeds from the properties. Accordingly, the revenue derived from the operation of the properties and amounts derived from the sale, refinancing or other disposition of the properties is the sole source of funds for payment of principal and interest to us under the tax-exempt mortgage revenue bonds.

     Our revenue may also be adversely affected by the bankruptcy of a borrower. A borrower under bankruptcy protection may be able to restructure its debt payment and stop making mortgage payments.

     Our community development bonds are secured by special assessments to be paid by the owners of the land being improved as part of the community development project. The land owners are not legally bound to pay more than the assessment on their parcel of land, so if any development does not meet financial expectations or is otherwise delayed, or in the event of a developer bankruptcy, there could be a shortfall in the amount of assessment revenues to pay the bonds.

WE HOLD INVESTMENTS THAT HAVE FAILED IN THE PAST TO MEET THEIR DEBT SERVICE OBLIGATIONS AND MAY FAIL TO MEET THEIR OBLIGATIONS AGAIN IN THE FUTURE.

     As of September 30, 2003, tax-exempt bonds that accounted for approximately 17.9% of our pro forma annual interest income from tax-exempt bonds and bond-related investments failed for some period of time to meet their full debt service obligations and six of those bonds continued to be in default at September 30, 2003. In lieu of foreclosure, the deeds to the properties securing two of these tax-exempt bonds were transferred to affiliates of the general partner of our predecessor entity. These two bonds that are in default were acquired by our predecessor and represent approximately 2.2% of our pro forma annual interest income from tax-exempt bonds and bond-related investments. Additionally, some of our tax-exempt bonds have been refunded on terms that defer, and in certain circumstances reduce, the debt service obligations on such tax-exempt bonds. We generally have no ability to limit or initiate these refundings. We cannot assure you that defaults and refundings will not occur in the future and that when they do occur, that they will not result in reduced cash flow from our investments.

THE VALUE OF THE COMMON SHARES AND MUNIMAE'S ABILITY TO MAKE DISTRIBUTIONS DEPEND ON THE APPLICATION OF TAX LAWS.

     Recent Tax Legislation. On May 28, 2003, the President of the United States signed into law a bill, the "2003 Act," that provides for the taxation of "qualified dividend income" received by non-corporate domestic taxpayers at long-term capital gains rates, the maximum of which was reduced to 15.0%. "Qualifying dividend income" generally includes, among others, dividends received from domestic C corporations. The passage of the 2003 Act diminished the importance of a primary advantage of investing in tax-exempt bonds under prior law -- that interest received on these bonds was tax exempt while dividend income from investments in corporate equity was taxed at ordinary rates. This could increase the cost of tax-exempt financings if interest rates offered by municipal and other eligible borrowers rise to compensate investors for the reduction in the tax advantage. This could lead to a decrease in other tax-exempt borrowing activities, which would reduce our opportunities to originate, structure and invest in tax-exempt financings. The 2003 Act could adversely affect our operations and could negatively affect our net income.

     While the tax-exempt portion of our distributions is, and under the 2003 Act will remain, excludable from gross income, the 2003 Act may cause the after-tax returns available from other investments to increase, and cause shares in other companies to become more attractive relative to our shares. These changes could also reduce the value of our existing investments, since tax-exempt bond income would not enjoy the same degree of tax advantage as provided under the previous law.

     The reduced rate of tax on dividends applies only to dividends paid out of income that was taxed at the corporate level. Through our operating segment, we arrange for corporations to make investments in exchange for tax credits that are available under various federal programs and which reduce the taxable net income of the holder. In connection with this business we receive fees for selling the tax credits, make loans to and earn interest on those loans from developers and provide and receive fees for managing assets. Under the 2003 Act, income that has not been taxed at the corporate level could be less valuable to shareholders than taxed income, the value of tax credits to corporate investors could decrease and the tax credit syndication industry could be harmed.

     Publicly Traded Partnership Status. MuniMae operates as a partnership for federal income tax purposes. This permits MuniMae to pass through most of its tax items -- including taxable income, tax-exempt income, deductions, credits and other tax items -- to shareholders. The listing of common shares on the New York Stock Exchange, however, causes MuniMae to be treated as a "publicly traded partnership" for federal income tax purposes. As a publicly traded partnership, MuniMae will be taxed as a corporation for any taxable year in which less than 90.0% of its gross income consists of "qualifying income." Qualifying income includes interest, dividends, real property rents, gains from the sale or other disposition of real property or other capital assets held for the production of interest or dividends, and certain other items. Clifford Chance US LLP, our counsel, has advised us that, although the issue is not free from doubt, tax-exempt interest income constitutes qualifying income for this purpose.

     In addition, in the opinion of Clifford Chance US LLP, although the issue is not free from doubt, each of MuniMae and its predecessor has been and is properly treated as a partnership for federal income tax purposes. In this regard, we have represented to Clifford Chance US LLP that, in all relevant prior years of MuniMae and its predecessor's existence, at least 90.0% of its gross income was qualifying income, and have covenanted to conduct MuniMae's operations in a manner such that at least 90.0% of its gross income, including tax-exempt income, will constitute qualifying income. Clifford Chance US LLP's opinion is based on, and subject to, our foregoing representation and the discussion below entitled "Federal Income Tax Considerations -- General."

     If, for any reason, less than 90.0% of MuniMae's gross income constitutes qualifying income, MuniMae's income, deductions, credits and other tax items would not pass through to shareholders, and shareholders would be treated as stockholders in a corporation for federal income tax purposes. In addition, distributions by MuniMae to its shareholders would constitute ordinary dividend income, taxable to the shareholders to the extent of MuniMae's earnings and profits, which would include tax-exempt net income, as well as any taxable net income it may have, reduced by any federal income taxes paid. MuniMae would not be able to deduct the payment of these dividends. Also, MuniMae would be required to pay federal income tax at regular corporate rates on its net income, with the exception of tax-exempt income. See "Federal Income Tax
Considerations -- General -- Publicly Traded Partnership Rules."

     Tax Exemption of Bonds. On the date of initial issuance of each of the tax-exempt bonds in which we invest, bond counsel, or special tax counsel, rendered its opinion to the effect that, based on the federal income tax law in effect on the date of issuance, interest on such tax-exempt bonds was excludable from gross income for federal income tax purposes, except with respect to any tax-exempt mortgage revenue bond, other than a tax-exempt mortgage revenue bond the proceeds of which are loaned to a charitable organization qualifying as a certain type of tax-exempt organization under the federal income tax law, during any period in which such tax-exempt mortgage revenue bond is held by a "substantial user" of the property or by a "related person" to such substantial user as such terms are described in the relevant provisions of the federal income tax law. These opinions are typically conditioned on the compliance with state and local usury laws. For purposes of our discussion, we treat federal income tax law as a body of authorities consisting of the Internal Revenue Code of 1986, as amended, Treasury Regulations issued under the Code, administrative interpretations of the Code and judicial interpretations of the Code.

     Federal income tax law establishes certain requirements which must be met by the issuer of bonds and certain other persons subsequent to the issuance of such bonds for interest to remain excluded from gross income for federal income tax purposes. Among these continuing requirements are restrictions on the investment and use of the bond proceeds and, for bonds the proceeds of which are loaned to a certain type of tax-exempt charitable organization, the continued tax-exempt status of such charitable organization borrower. In addition, the continuing requirements include income restrictions and compliance with an arbitrage compliance certificate, regulatory agreement or similar document. Failure to comply with the continuing requirements of the federal income tax law may cause interest on such bonds to be includable in gross income for purposes of the federal income tax law retroactive to the date of issuance, regardless of when such non-compliance occurs. Each issuer of the bonds, as well as each conduit borrower of a tax-exempt mortgage revenue bond, has covenanted in an arbitrage compliance certificate, regulatory agreement or similar document, that it would comply with certain procedures and guidelines designed to ensure satisfaction of the continuing requirements of the federal income tax law. Failure to comply with these continuing requirements may cause the interest on such bonds to be includable in gross income for federal income tax purposes, retroactive to the date of issuance, regardless of when such non-compliance occurs.

     In connection with the above, Clifford Chance US LLP has not passed upon, and does not assume any responsibility for, but rather has assumed the continuing correctness of, the opinions of bond counsel, or special tax counsel, relating to the tax exemption of interest on the bonds. Clifford Chance US LLP has not independently verified whether any events or circumstances have occurred since the original issuance of the bonds that would adversely affect such opinion of bond counsel or special tax counsel. As of the date of this prospectus supplement, however, neither we nor our affiliates have knowledge of any events that may adversely affect the tax-exempt status of interest on the bonds, including any notice that the Internal Revenue Service considers interest on any of the bonds to be includable in gross income.

     MuniMae's predecessor owned 22 tax-exempt mortgage revenue bonds. The borrowers on 11 of these tax-exempt mortgage revenue bonds had failed to make timely debt service payments resulting in defaults on such tax-exempt mortgage revenue bonds, and the tax-exempt mortgage revenue bonds were refunded in 1995. The borrowers on six of the remaining tax-exempt mortgage revenue bonds, which were not refunded, have defaulted on their monetary obligations. Two of the 22 tax-exempt mortgage revenue bonds continued to be in default as of September 30, 2003. In addition, the borrowers on four of the tax-exempt mortgage revenue bonds that MuniMae and certain of its subsidiaries have acquired, subsequently have defaulted on their monetary obligations and continued to be in default as of September 30, 2003. We completed deed-in-lieu-of-foreclosure proceedings on one of the defaulted bonds and may initiate foreclosure proceedings on other mortgaged properties at some time in the future. We believe we have exercised and continue to exercise prudent business practices to enforce our creditor's rights under the applicable bond documents, including initiating foreclosure proceedings on the mortgaged properties when advisable.

     A risk exists that the Internal Revenue Service may treat our actions to exercise or not to exercise our rights under one or more of the mortgages of the defaulted tax-exempt mortgage revenue bonds as constituting a material modification of such tax-exempt mortgage revenue bond and, therefore, conclude that these tax-exempt mortgage revenue bonds were reissued for federal income tax purposes. If the Internal Revenue Service asserts this position and is successful in maintaining it in a court, interest on these tax-exempt mortgage revenue bonds probably would be taxable for federal income tax purposes.

     In connection with the above, we have been advised by counsel that our actions, or failures to act, taken in connection with the default of these tax-exempt mortgage revenue bonds would not, under the federal income tax law in effect at the time of the defaults, result in a reissuance of such mortgage bonds. We have assumed the continuing correctness of the legal advice we received on this issue. Clifford Chance US LLP has not passed upon, and does not assume responsibility for, but rather has assumed the correctness of, counsel's advice to us on this issue. Unlike a ruling from the Internal Revenue Service, however, the advice of counsel has no binding effect or official status of any kind, and no assurance can be given that the conclusions reached will not be contested by the Internal Revenue Service or, if contested, will be sustained by a court. We will use commercially reasonable efforts to contest any adverse determination by the Internal Revenue Service on this issue. We will incur additional expenses if we contest any adverse determination.

     Treatment of Tax-Exempt Mortgage Revenue Bonds as Equity. Interest payable on certain of the participating tax-exempt mortgage revenue bonds that we hold for investment depends upon the cash flow from, and proceeds upon sale of, the underlying properties. If the Internal Revenue Service determined that these participating tax-exempt mortgage revenue bonds involved an equity investment in the respective underlying properties because of this feature, all or part of the interest on those bonds would not qualify as tax-exempt interest for federal income tax purposes. However, to our knowledge, the Internal Revenue Service has not challenged the tax-exempt status of these participating tax-exempt mortgage revenue bonds.

     Prior to the acquisition of the participating tax-exempt mortgage revenue bonds, MuniMae's predecessor received opinions of counsel to the effect that, based upon certain assumptions described in the opinions, more likely than not, each of these tax-exempt mortgage revenue bonds would be treated, for federal income tax purposes, as representing indebtedness and that no portion of the tax-exempt mortgage revenue bond or any payments receivable thereunder would be considered (i) an equity interest in the conduit borrower, (ii) an equity interest in a venture between us and the conduit borrower, or (iii) an ownership interest in the underlying properties. We have received similar opinions with respect to the participating subordinate tax-exempt mortgage revenue bonds and one additional tax-exempt mortgage revenue bond that we acquired afterward.

     The original opinions issued with respect to certain of these tax-exempt mortgage revenue bonds indicated that the tax-exempt mortgage revenue bonds were, more likely than not, indebtedness, but included a qualification that no opinion was expressed with respect to the characterization of the tax-exempt mortgage revenue bonds as indebtedness or equity under circumstances of a default. With respect to two of these tax-exempt mortgage revenue bonds that have defaulted, but were not refunded, we have not received any updated opinions of counsel with respect to the issue of whether the underlying tax-exempt mortgage revenue bonds should be treated as equity. With respect to one of these participating tax-exempt mortgage revenue bonds that have defaulted, but were not refunded, we have received an updated opinion of counsel that the bonds will be treated as indebtedness. Unlike a ruling from the Internal Revenue Service, however, an opinion of counsel has no binding effect or official status of any kind, and no assurances can be given that the conclusions reached in such opinion will not be contested by the Internal Revenue Service or, if contested, will be sustained by a court. We will use commercially reasonable efforts to contest any adverse determination by the Internal Revenue Service on this issue. We will incur additional expenses if we contest any adverse determination.

     A number of opinions rendered at the time of the issuance of some of our investments, which were originally acquired by MuniMae's predecessor, were rendered by a predecessor of Piper Rudnick LLP, counsel for the underwriters in this offering. Piper Rudnick LLP's predecessor was then acting as counsel for MuniMae's predecessor. Except as described in the preceding sentence, none of the opinions described in the preceding paragraph, were rendered by Clifford Chance US LLP or Piper Rudnick LLP, and neither has passed on or assumes any responsibility for the opinions of other counsel on this issue.

     Moreover, neither Clifford Chance US LLP nor Piper Rudnick LLP has made any independent determination as to whether any events or circumstances have occurred or intervened since the original issuance of the "indebtedness" opinions that would adversely affect such opinions, including the defaults described above.

     Investment in New Assets. We have been making additional investments in tax-exempt bonds and related assets and entering into hedging transactions, such as interest rate swaps. These investments may produce income that is subject to federal income tax, and that may not be qualifying income for purposes of the publicly traded partnership rules. In addition, our investments may include investments in tax-exempt bonds that need to be restructured and remarketed. MuniMae could recognize taxable income, gain or loss, upon any such restructuring and remarketing of the tax-exempt bonds even though such restructuring does not result in any cash proceeds to us. In addition, various conditions would have to be met to insure that the restructuring and remarketing of tax-exempt bonds would not cause the loss of the tax-exempt status of interest on such bonds.

     Taxable Income. MuniMae also invests in certain assets such as MFH, and engages in certain operations that generate income that is not exempt from federal income tax, including dividends from MFH and capital gains from the sale of its assets. Further, as described above, the Internal Revenue Service may seek to recharacterize a portion of MuniMae's tax-exempt income as taxable income. A shareholder's distributive share of such income will be taxable to the shareholder, regardless of whether an amount of cash equal to such distributive share is actually distributed. Further, although MuniMae believes it to be unlikely, shareholders could owe taxes relating to their investments in MuniMae that exceed distributions made by MuniMae. See "Federal Income Tax Considerations."

     Interest Expense Relating to Tax-Exempt Interest. Generally, MuniMae shareholders' portion of MuniMae's interest expense is deductible by them to the extent that such expense is incurred in connection with MuniMae's investment and operating activities. Such interest expense, however, is not deductible by MuniMae shareholders to the extent of interest on indebtedness incurred or continued to purchase or carry tax-exempt bonds. Directly or through one or more of its subsidiaries, MuniMae has borrowed, and will continue to borrow, funds to finance some of its investments. Therefore, a portion of MuniMae's interest expense allocable to its shareholders may not be deductible by those shareholders. Interest on the debt incurred in connection with our acquisition of HCI is not deductible for federal income tax purposes because it is collateralized with tax-exempt investments. See "Federal Income Tax Considerations -- Certain Federal Income Tax Considerations Relating to MuniMae and Its Shareholders -- Deductibility of Interest Connected with Tax-Exempt Income."

     Limitations on Business Activities. As stated above, MuniMae is not taxable as a corporation under the publicly traded partnership rules, provided it continues to satisfy the 90.0% qualifying income exception. In determining whether interest is treated as qualifying income under these rules, interest income derived from the active conduct of a lending, banking or similar business is not treated as qualifying income. In this regard, we have represented and covenanted that MuniMae is acting as an investor with respect to its investments and that it has not and will not engage in the active conduct of a lending, banking or similar business. If, for any reason, more than 10.0% of MuniMae's gross income constitutes non-qualifying income, such as interest derived from the active conduct of a lending, banking or similar financial business, MuniMae will be taxable as a corporation rather than as a partnership for federal income tax purposes, with the attendant negative consequences to MuniMae and shareholders described above. See "-- Publicly Traded Partnership Status."

     Substantial User Limitation. Interest on a tax-exempt mortgage revenue bond, other than a tax-exempt mortgage revenue bond the proceeds of which are loaned to a tax-exempt charitable organization, will not be excluded from gross income during any period in which MuniMae or, if the bond is held by an affiliate of MuniMae, the affiliate, is a "substantial user" of the corresponding property or a "related person" of a "substantial user." A "substantial user" of a property generally includes the conduit borrower and any person or entity who uses the property on other than a de minimis basis. MuniMae or its affiliate, as applicable, will be a related person of a substantial user for this purpose if, among other things, it directly, indirectly or by attribution owns more than a specified percentage of the stock or capital or profits interest in the substantial user. The attribution rules under federal income tax law are complex and the preceding sentence is not intended to be a complete summary of their application.

     We have received opinions and/or advice with respect to certain of the tax-exempt mortgage revenue bonds we hold for investment to the effect that MuniMae is not a substantial user or a related person of such substantial user. There exist certain levels of direct or indirect common ownership between us and certain of the borrowers of the tax-exempt mortgage revenue bonds which were considered when we received such opinions, and/or advice, that MuniMae or, if the bond is held by an affiliate of MuniMae, the affiliate is not a related person of a substantial user of the facilities financed by such tax-exempt mortgage revenue bonds. Clifford Chance US LLP has not passed upon, nor assumed any responsibility for, but rather, except as provided in the next paragraph, has assumed the correctness of those opinions and/or advice. Based upon discussions with us, as of the date of this prospectus supplement, Clifford Chance US LLP does not have knowledge of any facts or circumstances that would adversely affect the conclusions underlying those opinions and/or advice.

     As of the date of this prospectus supplement, one of MuniMae's officers owns, directly or indirectly, more than 50.0% of the profits and/or capital interests in partnerships that are the borrowers on 13 tax-exempt mortgage revenue bonds MuniMae or its affiliates own through a combination of whole bond and custodial receipt arrangements. In the opinion of Clifford Chance US LLP, MuniMae or, if the bond is held by an affiliate of MuniMae, the affiliate, will not be treated as a related person of any substantial user of any of the facilities financed with the proceeds of a tax-exempt mortgage revenue bond relating to such partnership by virtue of any equity investment in MuniMae by any of MuniMae's officers upon the consummation of the offering. Clifford Chance US LLP based its opinion on certain representations that we made in connection with this offering. Further, in issuing the foregoing opinion, Clifford Chance US LLP has assumed that our representations are true and correct and has not made any independent determination as to the equity ownership of MuniMae, its affiliates or the partnerships. The foregoing opinion also assumes that (i) the tax-exempt mortgage revenue bonds will be treated as indebtedness for federal income tax purposes, (ii) interest on such tax-exempt mortgage revenue bonds is excludable from gross income for federal income tax purposes except during any period in which it is held by a substantial user of the property or related person thereto, and (iii) neither MuniMae nor any of its affiliates are treated as a substantial user of the property for any reason. Unlike a ruling from the Internal Revenue Service, however, the opinion of Clifford Chance US LLP has no binding effect or official status of any kind, and no assurance can be given that the conclusion reached will not be contested by the Internal Revenue Service or, if contested, will be sustained by a court. We intend to use commercially reasonable efforts to contest any adverse determination by the Internal Revenue Service on the substantial user issue. Any such contest will result in us incurring additional expenses. The issue of whether MuniMae or its affiliates will be treated as a related person is a highly factual inquiry which ultimately depends upon the direct and indirect ownership of MuniMae and its affiliates. Because common shares are publicly traded, there can be no assurance that MuniMae or its affiliates will not be treated as a related person to a substantial user at a future time.

     Allocation of MuniMae's Taxable and Tax-Exempt Income. MuniMae will use various accounting and reporting conventions to determine each shareholder's allocable share of income, including any market discount taxable as ordinary income, gain, loss and deductions. MuniMae's allocation provisions will be respected for federal income tax purposes only if they are considered to have "substantial economic effect" or are in accordance with the partners' "interest in the partnership." There is no assurance that the Internal Revenue Service will agree with MuniMae's various accounting methods, conventions and allocation provisions, particularly its allocation, pursuant to an election made by MuniMae, to shareholders of adjustments attributable to the differences between the shareholders' purchase price of common shares and their shares of MuniMae's tax basis in its assets. Because, as a publicly traded partnership, MuniMae may be unable to comply with the literal requirements of the applicable tax law provisions, and because certain of its allocations may not have "substantial economic effect," Clifford Chance US LLP is unable to express an opinion on these issues. However, we do not expect that any reasonable adjustments which may be required by the Internal Revenue Service would substantially increase the income allocable to shareholders. See "Federal Income Tax Considerations -- Certain Federal Income Tax Considerations Relating to MuniMae and Its Shareholders -- Allocation of Income and Loss."

     Revocation of the Basis Adjustment Election. MuniMae previously made an election under the relevant provisions of the federal income tax law to adjust the bases of its partnership properties on the transfer of its common shares by the difference between the transferee shareholder's basis in the shares and the transferee shareholder's allocable share of MuniMae's basis in its properties. MuniMae applied for, and received from the Internal Revenue Service, revocation of the basis adjustment election for its taxable years beginning with the taxable year ended December 31, 2003. As such, beginning with its taxable year ended December 31, 2003, MuniMae no longer makes the adjustments discussed above each time there is a transfer of MuniMae shares. The absence of such adjustments may tend to accelerate a shareholder's recognition of gain attributable to dispositions by MuniMae of its properties. See "Federal Income Tax Considerations -- Certain Federal Income Tax Considerations Relating to MuniMae and Its Shareholders -- Basis Adjustment Election" for additional information.

     New Tax Shelter Regulations. The Treasury Department recently issued Final Regulations expanding the disclosure of reportable transactions and the list-maintenance requirements for potentially abusive tax shelters for transactions entered into on or after January 1, 2003. Because of the broad scope of the Final Regulations, it is possible that some of the transactions we enter into on or after January 1, 2003, such as certain transactions subject to confidentiality agreements and certain sales of certain tax-exempt mortgage revenue bonds at a loss, may be subject to the disclosure and list-maintenance requirements. See "Federal Income Tax Considerations -- Certain Federal Income Tax Considerations Relating to MuniMae and Its Shareholders -- Tax Return Disclosure and Investor List Requirements."

OUR BUSINESS, INCLUDING OUR TAX CREDIT SYNDICATION BUSINESS, MAY BE ADVERSELY AFFECTED BY CHANGES IN THE TAX LAWS.

     Our business prospects are directly impacted by governmental tax policies, which affect demand for our debt and equity financing products as well as investor demand for our securities. Although there is a history of affordable housing subsidies by the federal government, changes in governmental tax policy could have a significant and material effect on us. For example, in January 2003 the Bush administration proposed changes in the tax law that would have had a significant negative impact on us. These changes were not enacted, but we can offer no assurances that similar legislation or different legislation with the same effect will not be reintroduced and passed in the future.

IF WE ARE UNABLE TO SUCCESSFULLY COMPLETE AND INTEGRATE ACQUIRED BUSINESSES ON ACCEPTABLE TERMS OUR BUSINESS COULD BE ADVERSELY AFFECTED.

     We have completed two major acquisitions and, as we continue to grow and diversify our business we may make additional acquisitions in the future. Integration of acquisitions generally involves a number of risks, including the diversion of management's attention to the assimilation of the operations of businesses, difficulties in the integration of operations and systems and the realization of potential operating synergies, the assimilation and retention of the personnel, challenges in retaining the customers of the combined businesses and potential adverse effects on operating results. If we are unable to successfully complete and integrate strategic acquisitions in a timely manner, our business and our growth prospects could be negatively affected.

THE PERCENTAGE OF OUR NET INCOME THAT IS TAX EXEMPT HAS DECREASED, AND MAY CONTINUE TO DECREASE, AS A RESULT OF THE HCI ACQUISITION AND AS A RESULT OF RECENT AND ANTICIPATED CHANGES IN OUR BUSINESS.

     In July 2003, we dramatically increased the size of our operating segment, which generates taxable income, when we acquired HCI. See "Prospectus Supplement Summary -- The Company" and "Prospectus Supplement Summary -- Recent Developments -- 2003 Earnings and Financial Highlights." As a result of the changes in our business, the percentage of our net income that is tax exempt will decrease. If the operating segment of our business represents a larger percentage of our business in the future, or if we invest in a larger percentage of taxable investments, the percentage of our net income that is tax exempt could decrease further. Additionally, MuniMae receives interest income on intercompany loans MuniMae makes to MFH. MuniMae also receives dividend income from MFH. Unlike tax-exempt distributions from a subsidiary organized as a limited liability company that can act as a pass through entity, taxable interest income and dividend income from a corporation are not tax exempt. Any further decrease in our tax-exempt income could result in reduced demand for our securities and adversely affect our operations and ability to raise capital.

ENVIRONMENTAL PROBLEMS AT THE PROPERTIES SECURING OUR INVESTMENTS COULD REDUCE THE INTEREST PAYMENTS TO US AS WELL AS THE VALUE OF THE COLLATERAL SECURING THE INVESTMENT AND THE INVESTMENT ITSELF.

     Our investments are generally secured by real estate. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is generally liable for the costs of removal or remediation of hazardous or toxic substances released on, above, under or in such property. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of these substances. The costs of removal or remediation could be substantial and could negatively impact the availability of cash flow at the property level for payments on our investments. We have conducted Phase I environmental site assessments (which involve inspection without soil sampling or groundwater analysis) on almost all of the properties securing our investments. We cannot assure you that the environmental assessments or our inspections have revealed all environmental liabilities and problems relating to the properties or that nothing has occurred since the completion of such assessments. Additionally, we cannot assure you that the properties on which no environmental assessment was conducted do not contain regulated toxic or hazardous substances. We intend that all investments acquired in the future will have Phase I environmental site assessments.

A PORTION OF OUR INCOME IS SUBJECT TO THE RISKS OF INVESTING IN ASSISTED LIVING FACILITIES AND/OR CONGREGATE CARE FACILITIES.

     As of September 30, 2003, five of the properties underlying our investments are assisted living or other elder care facilities. We may acquire additional investments secured, directly or indirectly, by assisted living and/or congregate care facilities. In addition to the risks associated with investing in tax-exempt mortgage revenue bonds, investments that are secured by assisted living or other congregate care facilities are subject to risks related to the operation and regulation of the facility because under many state laws these facilities may be subject to regulation as healthcare providers. Assisted living and elder care facilities are subject to additional regulatory oversight, licensing requirements, restrictions on evicting tenants and zoning. In addition, the Internal Revenue Code and related regulations establish restrictions on the operation of these facilities to maintain their tax-exempt status. Finally, the residents of assisted living or other congregate care facilities are generally elderly, disabled or other similar individuals. Many of these residents may have limited financial means or may participate in federal or state assistance programs. To that extent, operators of the facility may have difficulty increasing rates or revenues or may have difficulty collecting payments in excess of the federal or state assistance that the residents receive, which could depress the value of the facility and adversely impact the facility's ability to service its mortgage obligations.

A PORTION OF OUR INCOME IS SUBJECT TO THE RISKS OF INVESTING IN STUDENT HOUSING FACILITIES.

     As of September 30, 2003, three of the properties underlying our tax-exempt mortgage revenue bonds were student housing facilities. In addition to the risks associated with investing in tax-exempt mortgage revenue bonds, investments that are secured by student housing facilities are subject to risks associated with a primarily student population and the facility's relationship with nearby educational institutions. Particularly where other competing student housing units have been constructed in the area, occupancy may be lower; due to the nature of educational housing, occupancy contracts tend to be for school year periods, so the effect of a low rental rate for a school year will likely be felt for the entire year, resulting in lower revenues to support the expenses of the project and debt service. Moreover, recent Internal Revenue Service audit activity of bonds financing certain student housing facilities could adversely affect the value of our investments in the market.

A PORTION OF OUR INCOME IS SUBJECT TO THE RISKS OF INVESTING IN LARGE SCALE REAL ESTATE DEVELOPMENTS.

     We have acquired four, and may acquire other, investments related to large scale real estate developments, including single-family housing developments. The risks associated with these investments may be different from those associated with investing in tax-exempt multifamily bonds because many of these investments are secured only by specific payments pledged by the local government or local improvement district that issues the bonds. Some of these investments are secured by assessment payments imposed on the residents of the development. Other investments are secured by special taxes or tax increments imposed on the development, including on a subordinate basis. Periods of economic decline may affect the ability of residents of or other taxpayers in the development to pay assessments or taxes. Additionally, a decline in the property value of the development would reduce any taxes that secure the bonds. Further, many of these developments, and related local infrastructures, have not been constructed when the bonds are issued, so that an economic decline could affect the construction schedule and subsequent sale of the development to residents and other users, in which case the value of assessments or taxes paid or the value of the tax increment would be adversely affected. Because these financings are generally not secured by a mortgage, a decline in assessments or taxes increases the possibility of a loss in the event of a default, particularly if our bond investment is on a subordinate basis.

WE ARE NOT REQUIRED TO BE REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940 AND WOULD NOT BE ABLE TO CONDUCT OUR BUSINESS AS WE CURRENTLY CONDUCT IT IF WE WERE REQUIRED TO BE REGISTERED.

     We intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act of 1940. We are exempt from registration because, directly and through majority owned subsidiaries, we are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. In order to qualify for this exemption, according to current interpretations of the staff of the Securities and Exchange Commission, we must maintain at least 55.0% of our assets directly in mortgages and other liens on and interests in real estate, with the balance of our assets in real estate-type interests. Unless an investment represents all of the certificates issued with respect to a pool of mortgages, the investment may be treated as separate from the underlying mortgage loans and, thus, may not be considered as a qualifying interest for purposes of the 55.0% requirement. Additionally, we must own "whole" bonds in order for our mortgage bonds to be considered qualifying interests for purposes of the 55.0% requirement. Our residual interests and some of our tax-exempt bonds, however, are not qualifying interests. The requirement that we maintain 55.0% of our assets in qualifying interests may inhibit our ability to acquire assets or to securitize additional interests in the future. If we fail to qualify for an exemption from registration as an investment company, we would be unable to conduct our business as we currently conduct it which could result in penalties and additional operating costs. Additionally, each of our subsidiaries must qualify individually for an exemption from registration. Even if we maintain our current exemption, if one or more of our subsidiaries becomes subject to registration, we would be unable to conduct our business as we currently do.

FORMER HOLDERS OF OUR SECURITIES MAY CHALLENGE OUR PRIOR REDEMPTION OF THEIR SHARES.

     After our formation in 1996, we issued four kinds of securities. Our Operating Agreement required us to redeem all of these securities, other than our common shares, upon the occurrence of certain events relating to a pool of bonds originally acquired by our predecessor. As some of these events occurred, we redeemed portions of the securities. In January 2002, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, known as Merrill Lynch, acquired custodial receipts representing interests in five of the bonds that had been owned by our predecessor. After Merrill Lynch acquired the custodial receipts, we redeemed the remaining outstanding securities, other than our common shares. There can be no assurance that the former holders of these securities will not challenge the values we assigned to, or the redemption of, their shares. Such challenges could negatively affect our financial results.

WE HAVE OFF-BALANCE-SHEET FINANCING.

     We have in the past obtained, and may in the future obtain, a portion of our funding from securitizing tax-exempt bonds. When we securitize a bond and purchase only subordinate certificates, our rights are subordinate to the payment in full of the value of outstanding senior certificates. In addition, we are the guarantor on $16.2 million of demand notes relating to loans we made and then sold. See "-- Other parties have priority over us with respect to the payment of interest and principal on some of our investments, including where we have issued guarantees." Under our policies in effect prior to September 30, 2001, and consistent with generally accepted accounting principles, we did not include these obligations and the related assets on our balance sheet. Although generally accepted accounting principles allow us to keep similar financing generated by future securitization transactions off our balance sheet, due to potential accounting issues associated with off-balance-sheet transactions we decided to change our policies for most transactions entered into after September 30, 2001. Under our revised policies, we intend to treat all future securitization transactions in which we own interests in the bonds prior to their securitization as borrowings and include the senior certificate obligations and the related assets on our balance sheet.

     Further, in January 2003, the Financial Accounting Standards Board approved FIN 46, which may require that we recharacterize the treatment of certain of our investments as either on-balance sheet or off-balance sheet. In December 2003, as a result of the adoption of FIN 46, we determined that our investments in certain securitization trusts should be treated as on-balance sheet debt and recorded $191.9 million in short-term debt on December 31, 2003. We are currently reviewing the impact of FIN 46, which is required to be adopted on or before March 31, 2004, on the tax credit syndication funds in which we participate, as well as investments that we account for under the equity method of accounting, but we have not made a final determination of the effect of FIN 46 on our financial statements. This final determination could result in additional liabilities being required to be included on our balance sheet.

     Investors may become concerned about investing in us or any company that has significant off-balance-sheet financings. If investors or other parties determine that our off-balance-sheet financing adversely affects their willingness to own an interest in or engage in transactions with us, our business and the value of our common shares would be negatively affected.

WE DEPEND ON PENSION FUNDS TO FUND A PORTION OF THE ACTIVITIES CONDUCTED BY OUR OPERATING SEGMENT.

     A significant portion of the construction lending we originate through MFH is facilitated by our access to the funds in a trust we advise, named Midland Affordable Housing Group Trust (the "Group Trust"). The Group Trust is funded by a group of pension funds that are under no obligation to continue their investments in the trust. Pension funds also invest in a real estate investment trust that we advise, named Midland Multifamily Equity REIT, which also facilitates a portion of the construction lending we originate through MFH through lines of credit issued to certain of our subsidiaries. If these pension funds were to liquidate their investments in the Group Trust or the REIT, our ability to grow our operating segment would be impaired until such time as we obtained alternative sources of capital and advisory fees and other income, if we were able to do so.

CERTAIN OFFICERS AND DIRECTORS AND ENTITIES THEY CONTROL MAY HAVE CONFLICTS OF INTEREST WITH US.

     An affiliate of Mark K. Joseph, our Chairman and Chief Executive Officer, provides property management functions for some of the properties securing our investments. This affiliate receives property management fees under management contracts. Our management believes that these contracts provide for fees that are at or below market rates. Each of these management contracts will continue to be renewed only if it provides property management services at a price competitive with the prices that would be charged by independent third parties for comparable goods and services in the same geographic location and, in the case of any management contract with any company managed or controlled by any member of our board of directors, the contract is approved by a majority of our independent directors. Nonetheless, conflicts may exist in determining whether to renew or terminate these management contracts and in setting the fees payable under these contracts because any change in the fees could affect the amounts available to make payments under the related tax-exempt mortgage revenue bonds.

     Mr. Joseph controls interests in, and other officers own interests in, entities that own some of the properties that either secure our investments or otherwise relate to projects from which we syndicate tax credits. We transferred the deeds to some of these properties to these related entities in order to protect our investments or preserve the availability of the tax credits we had syndicated to our investors. Other than Mr. Joseph, our officers do not generally realize any value from these transactions. These entities could have interests that do not coincide with, or even are adverse to, our interests. If these affiliated entities choose to act solely in accordance with their own interests, it could adversely affect us. Among the actions these entities could take might be selling a mortgaged property, thereby causing a redemption event for our investment at a time and under circumstances that could be disadvantageous to us.

     We have in the past syndicated, and expect in the future to continue to syndicate, tax credits earned by projects developed by affiliates of Mr. Joseph. These affiliates of Mr. Joseph earn developer fees from the projects.

     Additionally, certain of our officers serve entities that operate for the benefit of third parties and our shareholders in fiduciary capacities. For example, as directors of MuniMae TE Bond Subsidiary LLC, these officers have fiduciary responsibilities to holders of that subsidiary's preferred shares, which are owned by third parties and to us, as the holder of that subsidiary's common shares. There may be instances where the interests of MuniMae TE Bond Subsidiary LLC and its shareholders may not coincide with, or may even be adverse to, the interests of the holders of our common shares. Similar issues arise in connection with the Group Trust, a related real estate investment trust that we operate, and a charity with which we are affiliated and to which we make contributions. We established this affiliated charity in order to ensure that a 501(c)(3) entity would continue to act as borrower on certain bonds (the terms of which require such an entity to act as borrower in order for the bonds to remain tax exempt) in the event of a default by the original owner and our foreclosure on the property.

WE MAY BE UNABLE TO SECURITIZE ADDITIONAL ASSETS AND THEREFORE MAY NOT BE ABLE TO MAKE ADDITIONAL INVESTMENTS.

     Our ability to achieve our investment objectives depends largely on our ability to successfully securitize our tax-exempt bonds, continue to operate our existing securitization programs and manage our exposure to interest rate risks. Some of our tax-exempt bonds may have credit or other characteristics which make them unsuitable for securitization at a given time. In addition, as discussed under "-- We are not required to be registered under the Investment Company Act of 1940 and would not be able to conduct our business as we currently conduct it if we were required to be registered," certain types of securitized tax-exempt bonds may not be considered "qualifying interests" for the purposes of the 55.0% requirement under the Investment Company Act of 1940. Any failure to maintain existing or consummate new securitization and interest rate swap transactions could reduce our net interest income and have a material adverse effect on our operations.

OUR BOARD OF DIRECTORS MAY UNILATERALLY EFFECT CHANGES IN INVESTMENT, FINANCING AND CERTAIN OTHER POLICIES.

     Our major policies, including policies with respect to acquisitions, financing, growth, debt, capitalization, interest rate risk management and distributions, are determined by our board of directors. Although the board of directors has no present intention to change our business plan, the board of directors may amend or revise these and certain other policies from time to time without a vote of shareholders. Accordingly, you will have no control over changes in our policies, and changes in our policies may not fully serve the interests of our shareholders.

OUR ORGANIZATIONAL DOCUMENTS CONTAIN PROVISIONS THAT MAY DISCOURAGE CHANGES OF CONTROL.

     Our organizational documents contain provisions that may be deemed to have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and management and in the policies formulated by the board of directors and to discourage an unsolicited takeover if the board of directors determines that such a takeover is not in the best interests of our shareholders. These provisions may, however, have the effect of delaying, deferring or preventing a takeover attempt that a shareholder might consider to be in the shareholder's best interest, including offers that might result in a premium over market price for the common shares. These provisions may reduce interest in us as a potential acquisition target or reduce the likelihood of a change in our management or voting control without the consent of the then incumbent board of directors. In addition, if certain business combination or share acquisition transactions occur, and our special shareholder -- Shelter Development Holdings, Inc., an affiliate of our Chairman and Chief Executive Officer -- does not approve of the transaction, the special shareholder has the right to withdraw as a shareholder, and in that event, (i) we would be obligated to pay the withdrawing special shareholder $1.0 million, and (ii) a new special shareholder might have to be found in order to ensure that we are not deemed to be taxable as a corporation, any of which may have an adverse effect on us or the common shares.

TERRORIST ATTACKS OR ACTS OF WAR MAY SERIOUSLY HARM OUR BUSINESS.

     Terrorist attacks or acts of war may cause damage or disruption to us and our employees, facilities, information systems and properties securing our investments, which could significantly impact our financial condition. The threat of terrorist attacks in the United States since September 11, 2001 continues to create many economic and political uncertainties. The potential for future terrorist attacks, the national and international responses to terrorist attacks and other acts of war or hostility may cause greater uncertainty and cause our business to suffer in ways that we currently cannot predict. The military action taken by the United States and its allies in Iraq and elsewhere could have a short or long term negative economic impact upon the financial markets and our business in general. In addition, events such as those referred to above could cause or contribute to a general decline in equity valuations, which in turn could reduce the market value of your investment in our common shares.

                          FORWARD-LOOKING INFORMATION

     This prospectus supplement and the accompanying prospectus contain forward-looking statements. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements included in this prospectus supplement include, for example, statements regarding future expectations (i) that the percentage of our income that will be tax exempt may decrease, (ii) as to whether our tax-exempt bonds and bond-related investments will produce tax-exempt income, (iii) that the nature of our operations may result in higher income for us in certain quarters, (iv) about the classification of certain of our investments as on-balance sheet or off-balance-sheet items and (v) our goal of maintaining a payout ratio of approximately 80%. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described in "Risk Factors" and elsewhere in this prospectus supplement and the accompanying prospectus. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the respective dates of this prospectus supplement and the accompanying prospectus, and we undertake no obligation to update publicly any such statements.

                                USE OF PROCEEDS

     We estimate that the net proceeds we will receive from this sale of common shares, after payment of expenses related to the offering and underwriting discounts and commissions, will be approximately $47,442,000. We intend to use the net proceeds from this offering to fund future investment activity and for general corporate purposes. In addition, we intend to use a portion of the net proceeds from this offering to repay $5.0 million of the indebtedness owed by us to MLCS under the total return swap described above under "Prospectus Supplement Summary -- Recent Developments -- Refinancing of Acquisition Facility." The interest rate of this indebtedness floats at a rate of 3% plus LIBOR and, as of March 1, 2004, was 4.12%. If the overallotment option is exercised in full, we estimate that the additional net proceeds we will receive, after payment of expenses related to the offering and the underwriting discounts and commissions, will be approximately $47,892,000. We intend to use any additional net proceeds to fund future investment activity and for general corporate purposes.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain of the federal income tax consequences that are material to a typical common shareholder of MuniMae who is a United States person for federal income tax purposes and is based on the federal income tax law, consisting of the Internal Revenue Code of 1986, as amended, referred to herein as the "Code," Treasury Regulations issued under the Code, administrative interpretations of the Code and judicial interpretations of the Code. No attempt has been made to comment on all federal income tax matters affecting MuniMae or MuniMae's common shareholders. The discussion does not purport to deal with federal income or other tax consequences applicable to an investment by certain categories of common shareholders, including, without limitation, expatriates, partnerships, tax-exempt organizations, dealers in securities, banks, insurance companies, Subchapter S corporations, real estate investment trusts, and persons who are not citizens or residents of the United States and is not tax advice. In the opinion of Clifford Chance US LLP, our counsel for this offering, the following discussion reflects the federal income tax considerations that are material to a typical common shareholder. No ruling on the federal, state or local tax considerations relevant to the issuance of the common shares, the debt characterization of the tax-exempt mortgage revenue bonds, the tax-exempt character of interest on the tax-exempt mortgage revenue bonds or other investments, or the classification of MuniMae as a partnership has been, or will be, requested from the Internal Revenue Service or from any other tax authority. Moreover, no assurance can be given that the conclusions reached by Clifford Chance US LLP will be accepted by the Internal Revenue Service or, if challenged by the Internal Revenue Service, sustained in court. This summary is based on current legal authority and there is no assurance that legislative or administrative changes or court decisions may not occur that would significantly modify the statements and opinions expressed herein.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THEIR FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES PRIOR TO PURCHASING THE COMMON SHARES.

GENERAL

     Partnership Status of MuniMae and the TEI Group. Based upon and subject to our representations and discussions set forth below, MuniMae will be classified as a partnership for federal income tax purposes. Under the Treasury Regulations that are effective as of January 1, 1997, in the case of a "business entity" that was in existence prior to January 1, 1997, the claimed classification of the entity will be respected for all periods prior to January 1, 1997 if (i) the entity had a reasonable basis for its claimed classification; (ii) the entity and all members of the entity recognized the federal income tax consequences of any change in the entity's classification within six months prior to January 1, 1997; and

(iii) neither the entity nor any member was notified in writing on or before May 8, 1996 that the classification of the entity was under examination (in which case the entity's classification will be determined in the examination). Based on our representations that the Internal Revenue Service did not examine the classification of MuniMae or its predecessor as a partnership on or before May 8, 1996, and based upon its review of MuniMae's certificate of formation and operating agreement and the limited partnership agreement of MuniMae's predecessor, Clifford Chance US LLP has advised us that in its opinion MuniMae and its predecessor satisfy the foregoing requirements. For all periods beginning on or after January 1, 1997, MuniMae has been and will be classified as a partnership, unless it makes an election with the Internal Revenue Service to be classified as other than a partnership. As of the date of this prospectus supplement, MuniMae has not made, and has no plans to make, such an election. However, taxation of MuniMae as a partnership further depends upon its satisfying the "qualifying income" exception for publicly traded partnerships described below.

     Based upon its review of the organic documents of each member of the TEI Group and certain representations made by us, Clifford Chance US LLP has advised us that in its opinion each member of the TEI Group has been and will be classified as a partnership or disregarded as an entity separate from its owner if it has a single owner for United States federal income tax purposes, unless it makes an election with the Internal Revenue Service to be classified as an association taxable as a corporation. As of the date of this prospectus supplement, no member of the TEI Group has made, and no such member has plans to make, such an election.

     Publicly Traded Partnership Rules. MuniMae is a "publicly traded partnership" because its common shares are traded on the New York Stock Exchange. A publicly traded partnership is generally taxable as a corporation unless 90.0% or more of its gross income is "qualifying income." Qualifying income includes interest, dividends, real property rents, and gains from the sale or disposition of real property or capital assets held for the production of interest or dividends, and certain other items. Clifford Chance US LLP has advised us that, although the issue is not free from doubt, tax-exempt interest constitutes qualifying income for this purpose. In this regard, we have represented to Clifford Chance US LLP that, in all relevant prior years of MuniMae's, and its predecessor's, existence at least 90.0% of its gross income was qualifying income and we have covenanted to conduct MuniMae's operations in a manner such that it will continue to satisfy the qualifying income exception. See "Risk Factors -- The value of the common shares and MuniMae's ability to make distributions depend on the application of tax laws -- Publicly Traded Partnership Status." In addition, under the relevant provisions of the federal income tax law, income from notional principal contracts, such as interest rate swaps, caps and floors, should be included in qualifying income if the property, income or cash flow that measures the amounts to which MuniMae is entitled under such contracts would give rise to qualifying income if held or received directly by MuniMae.

     On the other hand, interest, including tax-exempt interest, will not be treated as qualifying income if such interest is derived in the active conduct of a lending, banking or similar business. MuniMae has represented and covenanted that it acts as an investor with respect to its investments, and has not and will not engage in the active conduct of a lending, banking or similar financial business. If, for any reason, more than 10% of MuniMae's gross income is attributable to non-qualifying income, including interest income derived from the conduct of a lending, banking or similar financial business, MuniMae will be taxable as a corporation rather than as a partnership for federal income tax purposes. See "Risk Factors -- The value of the common shares and MuniMae's ability to make distributions depend on the application of tax laws -- Limitations on Business Activities." Based upon, and subject to, the foregoing representations and covenants and based upon its review of MuniMae's investments and operational activities as reported by MuniMae, Clifford Chance US LLP has advised us that, although the issue is not free from doubt, each of MuniMae and its predecessor has been and is properly treated as a partnership for federal income tax purposes.

     If MuniMae becomes taxable as a corporation in any taxable year in the future for federal income tax purposes, its income, losses and deductions and other tax items will be reported only on its tax return rather than being passed through to its shareholders. In addition, MuniMae will be required to pay federal income tax at corporate rates on any portion of its net income that does not constitute tax-exempt income. In this regard, a portion of its tax-exempt income may be included in determining its alternative minimum tax liability. The imposition of any tax at the corporate level will reduce the amount of cash that we have available to make distributions to our shareholders. In addition, distributions to our shareholders will be dividend income taxable to the shareholders as portfolio income to the extent the distributions do not exceed MuniMae's earnings and profits, including tax-exempt net income, as well as any taxable net income (reduced by any federal income tax thereon) that it may have. MuniMae will not be able to deduct the payment of those dividends.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS RELATING TO MUNIMAE AND ITS
SHAREHOLDERS

     Taxation of MuniMae and Its Shareholders. A partnership is not subject to federal income tax. Assuming that MuniMae is treated as a partnership for federal income tax purposes, it will not be subject to federal income tax. Instead, each shareholder is required to include on the shareholder's income tax return the shareholder's distributive share of MuniMae's income, gain, loss, deduction and other tax items, regardless of whether any money is, in fact, distributed to such shareholder. Thus, a shareholder may, for example, be required to report income, without the current receipt of cash, if MuniMae does not make cash distributions while generating taxable income from its operations. Consequently, a shareholder's tax liability with respect to his or her share of MuniMae's taxable income may exceed the cash actually distributed in a given taxable year.

     Although MuniMae does not pay federal income tax on its income, it must file a federal information tax return on an Internal Revenue Service Form 1065 with respect to its income, gain, loss, deduction and other tax items arising from its operations. In addition, MuniMae must provide each shareholder with information as to such shareholder's distributive share of its income, gain, loss, deduction and other tax items on a Schedule K-1 to the Internal Revenue Service Form 1065 after the close of each of its fiscal years. In preparing such information, MuniMae will utilize various accounting and reporting conventions, some of which are discussed in this prospectus supplement, to determine each shareholder's allocable share of its income, gain, loss, deduction and other tax items.

     MuniMae's allocation provisions will be recognized for federal income tax purposes only if they meet certain requirements under the federal income tax law. There is no assurance that the use of such conventions will result in allocations that conform to such requirements. In addition, there is no assurance that the Internal Revenue Service will not challenge the use of such allocations and conventions. Any such challenge could result in substantial expenses to MuniMae and its shareholders, as a result of contesting such challenge, as well as an increase in tax liability to shareholders as a result of adjustments to their allocable share of MuniMae's income, gain, loss, deduction and other tax items. See "-- Tax Returns, Audits, Interest and Penalties."

     Tax-Exempt Income. MuniMae expects that a significant portion of its revenues will consist of tax-exempt income. There are risks that certain amounts of income that MuniMae will report as tax-exempt may not qualify for such treatment. See "Risk Factors -- The value of the common shares and MuniMae's ability to make distributions depend on the application of tax laws."

     Allocation of Income and Loss. Article 4 of MuniMae's operating agreement provides rules for allocating its taxable and tax-exempt income, gain, loss, deductions (including non-deductible expenses) and other tax items. MuniMae's allocation provisions will be respected for federal income tax purposes only if they are considered to have "substantial economic effect" or are in accordance with the partners' "interest in the partnership." If any allocation of a tax item fails to satisfy either of these requirements, the item will be allocated among the shareholders based on the Internal Revenue Service's determination of their respective interests in MuniMae, taking into account all of the relevant facts and circumstances. Such a determination could result in the income, gains, losses, deductions, or other tax items allocated under the operating agreement being reallocated among the shareholders differently from the original allocation. Such a reallocation, however, would not alter the distribution of cash flow under MuniMae's operating agreement.

     MuniMae's operating agreement permits shareholders' capital accounts to be increased or decreased to reflect the revaluations of assets, at fair market value, on MuniMae's books in connection with a contribution from, or distribution to, any shareholder of money or other property. In addition, shareholders' capital accounts are restated to reflect the issuance of additional common shares at the time of such issuance of additional common shares, including the common shares issued pursuant to this offering. In addition, the relevant provisions of the federal income tax law and MuniMae's operating agreement require that MuniMae allocate tax items so as to take into account any variations between MuniMae's tax basis in MuniMae's assets and the fair market value of MuniMae's assets created by such a reevaluation. These rules are complex and there is no assurance that MuniMae will be able to comply with them fully.

     Shareholder's Basis in Common Shares. A shareholder's adjusted basis in common shares is relevant in determining the gain or loss on the sale or other disposition of common shares and the tax consequences of a distribution from MuniMae. See "-- Treatment of Cash Distributions to Shareholders." In addition, a shareholder is entitled to deduct on the shareholder's income tax return, subject to the limitations discussed below, the shareholder's distributive share of MuniMae's net loss, if any, to the extent of such shareholder's adjusted basis in the shareholder's common shares.

     A shareholder's initial basis in newly issued common shares will be the shareholder's purchase price for the common shares, which will subsequently be increased by the shareholder's share of items of MuniMae's income, including tax-exempt interest, and gain, and reduced, but not below zero, by (a) the shareholder's share of items of MuniMae's loss and deduction, including any nondeductible expenses and (b) any cash distributions received by such shareholder from MuniMae. The purchase price will include the amount, if any, of MuniMae's liabilities that is allocated to the shareholder at the time of purchase under the Treasury Regulations, and cash distributions will include the amount of any reduction in MuniMae's liabilities that is allocated to the shareholder under the Treasury Regulations.

     Treatment of Cash Distributions to Shareholders. Cash distributions made to shareholders will generally be treated as a non-taxable return of capital and will not generally increase or decrease such shareholders' share of taxable income or loss from MuniMae. A return of capital generally does not result in any recognition of gain or loss for federal income tax purposes but reduces a shareholder's adjusted basis in the shareholder's common shares. Distributions of cash in excess of a shareholder's adjusted basis in the shareholder's common shares immediately prior thereto will result in the recognition of gain to the extent of such excess.

     Sale of Common Shares. Gain or loss will be recognized by a shareholder upon the sale of the common shares acquired in an amount equal to the difference between the amount realized on the sale and the tax basis of the shareholder allocable to the common shares. Except to the extent attributable to MuniMae's unrealized receivables or inventory, which are not expected to be material, such gain or loss will be a capital gain or loss if the common shares are held as capital assets and will be a long term capital gain or loss if the shareholder's holding period in the common shares is more than one year. In general, a non-corporate domestic shareholder's long-term capital gains are presently taxed at a maximum rate of 15%.

     The Internal Revenue Service takes the position that a partner has a single aggregate basis in all of the partner's partnership interests and that, to determine gain or loss upon a sale of a part of such partnership interests, the portion of the partner's basis allocated to the interests being sold (if the partner's share of all partnership liabilities does not exceed the adjusted basis of such partner's entire interest) equals the partner's share of partnership liabilities discharged on the sale plus the partner's aggregate tax basis, excluding basis attributable to partnership liabilities, multiplied by the ratio of the fair market value of the interests sold to the fair market value of all of the partner's partnership interests. This position may produce unexpected results if applied to a shareholder who purchased common shares at more than one price.

     Limitation on Interest Deductions. The deductibility of a non-corporate taxpayer's "investment interest" expense is generally limited to the amount of such taxpayer's "net investment income." Investment interest expense includes
(i) interest on indebtedness incurred or continued to purchase or carry property held for investment and that is not part of a passive activity, (ii) a partnership's interest expense attributed to portfolio income under the rules governing passive activities, and (iii) the portion of interest expense incurred or continued to purchase or carry an interest in a passive activity, such as a shareholder's interest in MuniMae, to the extent attributed to portfolio income under the passive loss rules. Net investment income includes gross income from property held for investment, gain attributable to the disposition of property held for investment, and amounts treated as gross portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income.

     A shareholder would treat as investment interest the portion of the shareholder's allocable share of MuniMae's total interest expense, or of any margin account or other interest expense incurred to purchase or carry a common share, that is attributable to MuniMae's gross portfolio income less deductible expenses directly connected with such portfolio income. MuniMae currently does not expect to incur any significant amount of indebtedness as part of its investment strategy. However, there can be no assurance that MuniMae will not change or otherwise modify its strategy and incur significant amounts of indebtedness in the future. The portion of a shareholder's allocable share of MuniMae's interest expense, or of any margin account or other interest expense incurred to purchase or carry a common share, that is attributable to MuniMae's passive income is subject to the passive loss limitations described under "-- Limitations on Deductibility of Losses" below.

     Limitations on Deductibility of Losses. It is not anticipated that MuniMae will generate any tax losses. A corporate shareholder generally will be entitled to deduct its distributive share of any of MuniMae's losses to the extent of the shareholder's tax basis of its common shares at the end of the year in which such losses occur. Shareholders who are individuals, trusts, estates, personal service companies and certain closely held C corporations, however, may be subject to limitations on deducting losses of MuniMae.

     Deductibility of Interest Connected with Tax-Exempt Income. Federal income tax law generally disallows any deduction for interest paid by a taxpayer on indebtedness incurred or continued for the purpose of purchasing or carrying a tax-exempt obligation. A purpose to carry tax-exempt obligations will be inferred whenever a taxpayer owns tax-exempt obligations and has outstanding indebtedness which is neither directly connected with personal expenditures nor incurred in connection with the active conduct of a trade or business. The Internal Revenue Service may take the position that a shareholder's allocable portion of any interest that MuniMae paid on its borrowings and/or any interest paid by the shareholder on indebtedness incurred to purchase an interest in MuniMae should be viewed in whole or in part as incurred to enable such shareholder to continue carrying such tax-exempt obligations and, therefore, that the deduction of any such interest by such shareholder should be disallowed in whole or in part.

     In general, MuniMae does not expect to incur any significant amount of indebtedness to purchase or carry tax-exempt investments. Interest on the debt incurred in connection with our acquisition of HCI, however, was not deductible for federal income tax purposes because it was collateralized with tax-exempt investments. MuniMae has borrowed, and will continue to borrow, funds to finance some of its investments. Interest on such borrowings may not be deductible. Further, a risk exists that the Internal Revenue Service may take the position that short term or longer term interests in the securitizations trusts are debt. MuniMae has received opinions of counsel to the effect that such interests are not debt for federal income tax purposes. If the Internal Revenue Service takes the position that the short-term or longer-term interests are debt and is successful in maintaining this position in a court, however, interest paid to the holders of such interests will not be deductible to MuniMae, as the holder of the residual interest.

     Alternative Minimum Tax. Unless grandfathered under the applicable provisions of the federal income tax law, interest on the tax-exempt mortgage revenue bonds generally is an item of tax preference for purposes of the alternative minimum tax. To the extent interest on any of the tax-exempt mortgage revenue bonds MuniMae owns is such an item of tax preference, a portion of the interest income allocable to common shareholders also will be a tax preference item.

     Other Federal Income Tax Considerations. Federal income tax law provides certain provisions that could result in other tax consequences as a result of an ownership of common shares or the inclusion in certain computations including, without limitation, those related to the corporate alternative minimum tax of interest that is excluded from gross income.

     Ownership of tax-exempt obligations may result in collateral tax consequences to certain taxpayers, including, without limitation, financial institutions, property and casualty insurance companies, certain foreign corporations doing business in the United States, certain S corporations with excess passive income, individual recipients of social security or railroad retirement benefits and individuals otherwise eligible for the earned income credit. Prospective purchasers of common shares should consult a tax adviser as to the applicability of any such collateral consequences.

     MuniMae's Expenses. MuniMae has incurred or will incur various expenses in connection with its ongoing administration and operation. Payments for services generally are deductible if the payments are ordinary and necessary expenses, are reasonable in amount and are for services performed during the taxable year in which paid or accrued. Expenses which are allocable to tax-exempt interest income, however, are non-deductible to individual shareholders. We have adopted accounting policies for allocating expenses between our operating segment and our investment segment. There is no assurance that such policies will not be successfully challenged by the Internal Revenue Service.

     To the extent MuniMae's expenses are not disallowed as described in the previous paragraph, payments for services related to the acquisition of an asset having a useful life in excess of one year, such as brokerage fees, generally must be capitalized into the cost basis of the acquired property. The Internal Revenue Service may not agree with MuniMae's determinations as to the deductibility of fees and expenses and may require that certain expenses be capitalized and amortized or depreciated over a period of years. If all or a portion of such deductions are disallowed on the basis that some of the foregoing expenses are non-deductible syndication fees or otherwise, MuniMae's taxable income will be increased, or its losses will be reduced.

     An individual's miscellaneous itemized deductions, including the investor's investment expenses, are deductible only to the extent they exceed 2.0% of his adjusted gross income. In addition, otherwise allowable itemized deductions will be reduced, but not by more than 80.0% of the amount thereof, by an amount equal to 3.0% of the individual's adjusted gross income over a statutorily defined threshold. However, MuniMae can elect to be treated as an "electing large partnership" under the relevant provisions of the federal income tax law, and, if it does, the limitation on miscellaneous itemized deductions will apply at MuniMae's level. In such case, instead of the 2.0% floor, 70.0% of MuniMae's total miscellaneous itemized deductions will be disallowed.

     Offering Expenses. Expenses of issuing and marketing MuniMae's common shares, generally called syndication expenses, are not allowable deductions to MuniMae or its shareholders. Syndication expenses are defined as expenditures connected with the issuing and marketing of interests in partnerships. Fees payable to dealer managers and soliciting dealers, registration fees, printing costs, selling and promotional material costs and legal fees for securities and tax advice pertaining to registration of the common shares with the Securities Exchange Commission are syndication expenses and, therefore, do not qualify for amortization.

     Basis Adjustment Election. MuniMae previously made an election under the relevant provisions of the federal income tax law to adjust the basis of its partnership property on the transfer between shareholders of its common shares by the difference between the transferee shareholder's purchase price for the shares and the transferee shareholder's proportionate share of the basis of MuniMae's assets. Under this election, the increase or decrease affected the basis of MuniMae's property only with respect to the transferee shareholder's shares. The procedure was complex and there is no assurance that the Internal Revenue Service will not challenge the allocation of the basis step-up among MuniMae's assets during the periods the election was in effect.

     In January 2003, MuniMae applied to have the election revoked. MuniMae applied for this revocation due to the increasing administrative burden attributable to this election resulting from the increased numbers of common shareholders and the increasing frequency both of events generating capital gain or loss and of purchases and sales of common shares. In May 2003, the Internal Revenue Service approved MuniMae's application to revoke the election for MuniMae's tax year ending December 31, 2003. As a result, for common shares purchased on or after January 1, 2003, the capital gain and loss allocated from MuniMae are based on a shareholder's pro-rata share of MuniMae's gain and loss allocated without regard to the difference between the purchasing shareholder's proportionate share of MuniMae's tax basis in its assets on the date of purchase and the price he or she paid for the shares.

     This change in the method of calculating a shareholder's proportionate share of MuniMae's tax basis in its assets could result in a shareholder purchasing shares after January 1, 2003 being allocated more or less income in any given year than he or she would have received if the election remained in place; however, it is difficult to predict the precise impact of the change for each shareholder. The revocation of MuniMae's election may result in shareholders who purchase shares on or after January 1, 2003, experiencing a difference in the overall timing and character of income allocated than they would have experienced if the election had not been revoked.

     Backup Withholding. Distributions to shareholders whose common shares are held on their behalf by a "broker" may constitute "reportable payments" under the federal income tax rules regarding "backup withholding." Backup withholding, however, would apply only if the shareholder (i) failed to furnish his or her Social Security number or other taxpayer identification number to the person subject to the backup withholding requirement (e.g., the "broker"), (ii) furnished an incorrect Social Security number or taxpayer identification number or (iii) the Internal Revenue Service otherwise notifies

MuniMae that the shareholder is subject to backup withholding. If "backup withholding" were applicable to a shareholder, MuniMae or the broker would be required to withhold a portion of each distribution to such shareholder and to pay such amount to the Internal Revenue Service on behalf of such shareholder. Foreign shareholders are subject to other requirements. Backup withholding tax is not an additional tax. Any amounts withheld from a payment under the backup withholding rules are allowed as a refund or a credit against the shareholder's federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

     Tax Returns, Audits, Interest and Penalties. MuniMae will supply a Schedule K-l to Internal Revenue Service Form 1065 to each shareholder of record as of the last day of any one or more months of each calendar year. MuniMae is not obligated to provide tax information to persons who are not shareholders of record.

     Any shareholder who sells or exchanges a common share will be required to notify MuniMae of such transaction in writing within 30 days of the transaction or, if earlier, by January 15 of the calendar year after the year in which the transaction occurs. The notification is required to include (i) the names and addresses of the transferor and the transferee; (ii) the taxpayer identification number of the transferor and, if known, of the transferee; and (iii) the date of the sale or exchange. A shareholder will not be required to notify MuniMae of a sale or exchange of a common share if an information return is required to be filed by a broker with respect to such sale or exchange. Any transferor who fails to notify MuniMae of a sale or exchange may be subject to a $50 penalty levied by the Internal Revenue Service for each such failure. MuniMae will treat any transferor shareholder who provides all of the information requested of the transferor on the depositary receipt as having satisfied this notification requirement.

     In addition, MuniMae must file an information return notifying the Internal Revenue Service of any sale or exchange of a common share in which any portion of the consideration received by the transferor is attributable to certain properties owned by MuniMae that would result in ordinary income to MuniMae upon sale and report the name and address of the transferee and the transferor who were parties to such transaction, along with all other information required by applicable provisions of the federal income tax law, including the fair market value of the selling shareholder's allocable share of unrealized receivables, and/or depreciation recapture, if any. MuniMae will not be required to file such return until it has been notified of the sale or exchange. If MuniMae does not know the identity of the beneficial owner of the common share, the record holder of such common share may be treated as the transferor or transferee, as the case may be. If MuniMae fails to file such a return, MuniMae may be subject to a penalty of $50 levied by the Internal Revenue Service for each such failure up to an annual maximum of $250,000, with no limit in the case of intentional disregard of the filing requirement. MuniMae is also required to provide this information to the transferor and the transferee. If MuniMae fails to furnish any such information, MuniMae may be subject to a penalty of $50 levied by the Internal Revenue Service for each such failure up to an annual maximum of $250,000. MuniMae will not be required to file a return upon the sale or exchange of a common share, however, with respect to which an information return is required to be filed by a broker.

     To the extent MuniMae's tax returns are examined by the Internal Revenue Service, the tax treatment of MuniMae's income, gain, loss or deductions or credits will be determined at MuniMae's level in a unified proceeding, rather than separate proceedings for each holder of common shares. MuniMae may elect to be treated as an electing large partnership under the federal income tax law. If MuniMae makes such election, only MuniMae, and not its shareholders, will receive notice of Internal Revenue Service adjustments to MuniMae's tax return. Only MuniMae will have the right to appeal the adjustments. Under the electing large partnership provisions, MuniMae may elect to either (i) combine the adjustments with similar items for the current tax year and pass through the adjustment to shareholders for such year or (ii) pay a tax on any adjustment at the highest individual or corporate rate, plus interest and penalties.

     Currently, MuniMae has not elected to be treated as an electing large partnership. As a result, MuniMae will be subject to a unified partnership proceeding, but shareholders owning at least a 1.0% profits interest in MuniMae whose names and addresses have been furnished to the Internal Revenue Service will receive a notice of the commencement of an audit of MuniMae as well as a notice of the final partnership administrative adjustment. Also, the tax matters partner, which is also the Special Shareholder under MuniMae's operating agreement, will not be able to settle on behalf of, and bind, shareholders with less than a 1.0% profits interest under certain circumstances.

     State, Local and Foreign Income Taxes. In addition to the federal income tax consequences described above, shareholders should consider potential state, local and foreign tax consequences of an investment in MuniMae and are urged to consult their individual tax advisors in this regard. The rules of some states and localities for computing and/or reporting taxable income may differ from the federal rules. Interest income that is tax exempt for federal purposes may be taxable by some states and localities.

     Under the tax laws of certain states, MuniMae may be subject to state income or franchise tax or other taxes that may be applicable to it. Such taxes will decrease the amount of income available to shareholders. Shareholders are advised to consult with their tax advisors concerning the tax treatment of MuniMae, and its effect on the shareholders, under the tax laws of the states applicable to MuniMae and the shareholders.

     Both the substantive features and the filing requirements of state income taxation of shareholders will vary according to factors which include, but are not limited to, the following: (i) the status of the shareholder; (ii) whether the state imposes personal or corporate income taxation or instead imposes a form of franchise, unincorporated business or occupational taxation; (iii) whether the state will allow credits or exemptions for income taxes to which a shareholder is subject in the shareholder's state or other jurisdiction of residence; (iv) the level of personal exemptions or credits allowed by the state and whether those exemptions or credits are required to be prorated based on the ratio of income from sources in the taxing state to total income; and (v) whether the applicable tax rate structure is applied on the basis of income from sources in the taxing jurisdiction or on the basis of total income of a nonresident taxpayer. MuniMae may be required to withhold state taxes from distributions to shareholders in some instances.

     Tax Return Disclosure and Investor List Requirements. Under recently issued Treasury Regulations, which are referred to as the "Tax Shelter Regulations," MuniMae, directly or through one or more of its subsidiaries, may participate in one or more "reportable transactions" requiring MuniMae and possibly MuniMae's shareholders to file a form with the Internal Revenue Service as described below. In addition, the "material advisors" to MuniMae would each be required to maintain for a specified period of time a list containing certain information regarding the reportable transactions and MuniMae's shareholders, and the Internal Revenue Service could inspect such lists upon request. In the case of a partnership such as MuniMae, a "reportable transaction" is one that is generally entered into on or after January 1, 2003 and includes, among others, a transaction that (i) generates a loss claimed under Section 165 of the Code (subject to certain exceptions and computed without taking into account offsetting income or gain items and without regard to limitations on deductibility) of at least $2.0 million in any one taxable year or $4.0 million combining losses claimed in the taxable year and the five succeeding taxable years, or (ii) results in a difference of more than $10.0 million on a gross basis between the federal tax treatment and book treatment of one or more items in such transaction

(subject to certain exceptions), provided that the partnership has at least $250.0 million in gross assets for book purposes.

     If MuniMae participates in one or more "reportable transactions," MuniMae will be required to disclose its participation in such transactions by completing and filing Form 8886, called "Reportable Transaction Disclosure Statement," with its federal tax return for each taxable year in which MuniMae participates in reportable transactions and also by filing a copy of the completed form with the Internal Revenue Service's Office of Tax Shelter Analysis.

     In addition, under the Tax Shelter Regulations, a shareholder of MuniMae may be required to file Form 8886 with the shareholder's federal tax return and to submit a copy of the completed form to the Office of Tax Shelter Analysis if such shareholder is treated as having participated in a reportable transaction entered into by MuniMae. In general, a shareholder that is an individual, an S corporation or a trust may be treated as having participated in a reportable transaction if the amount of losses claimed under Section 165 of the Code (subject to certain exceptions and computed without taking into account offsetting income or gain items and without regard to limitations on deductibility) is at least $2.0 million in any one taxable year or $4.0 million combining losses claimed in the taxable year and the five succeeding taxable years.

     In general, a shareholder that is a corporation (other than an S corporation) may be treated as having participated in a reportable transaction if (i) the amount of losses claimed under Section 165 of the Code (subject to certain exceptions and computed without taking into account offsetting income or gain items and without regard to limitations on deductibility) is at least $10.0 million in any one taxable year or $20.0 million combining losses claimed in the taxable year and the five succeeding taxable years, or (ii) if (A) such shareholder is either a business entity with $250.0 million or more in gross U.S. assets for book purposes or a reporting company under the Securities Exchange Act of 1934, as amended, or a related business entity, and (B) after treating the items of income, gain, loss or expense of MuniMae that are allocable to the shareholder for federal income tax purposes as items of such shareholder for book purposes, MuniMae's transactions result in any taxable year in a difference of more than $10.0 million on a gross basis between such shareholder's federal tax treatment and book treatment of one or more items (subject to certain exceptions).

     Prospective investors should consult their own tax advisors as to any possible disclosure or list maintenance obligation with respect to their investment in the Shares and should be aware that MuniMae and its material advisors in the transaction intend to comply with the disclosure and list maintenance requirements under the Tax Shelter Regulations as they determine them to apply with respect to this transaction.

     THE SUMMARY OF TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND DOES NOT ADDRESS THE CIRCUMSTANCE OF ANY PARTICULAR SHAREHOLDER. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS.

                                  UNDERWRITING

     We intend to offer the shares through the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

                                                                NUMBER
UNDERWRITER                                                    OF SHARES
-----------                                                    ---------
RBC Capital Markets Corporation.............................     975,000
Legg Mason Wood Walker, Incorporated........................     975,000
                                                               ---------
  Total.....................................................   1,950,000
                                                               =========

     The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriter may be increased or the purchase agreement may be terminated.

     We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $0.55 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $0.10 per share to other dealers. After the offering, the public offering price, concession, discount and other selling terms may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before our expenses. The information assumes either no exercise or full exercise by the underwriters of their overallotment option to purchase additional shares.

                                            PER SHARE   WITHOUT OPTION   WITH OPTION
                                            ---------   --------------   -----------
Public offering price.....................   $25.55      $49,822,500     $54,804,750
Underwriting discount.....................   $ 0.99      $ 1,930,500     $ 2,123,550
Proceeds, before expenses, to us..........   $24.56      $47,892,000     $52,681,200

     The expenses of the offering, not including the underwriting discount, are estimated at $450,000.

OVERALLOTMENT OPTION

     We have granted an option to the underwriters to purchase up to 195,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option no later than March 9, 2004 solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

NO SALES OF SIMILAR SECURITIES

     We have agreed, with exceptions, not to sell or transfer any common shares for 90 days after the date of this prospectus supplement without first obtaining the written consent of the underwriters. All of our executive officers and directors have agreed, with certain limited exceptions, not to sell or transfer any common shares for 45 days after the date of this prospectus supplement without first obtaining the written consent of the underwriters' representatives. Specifically, we and these other individuals have agreed not to directly or indirectly:

     - offer, pledge, sell or contract to sell any common shares,

     - sell any option or contract to purchase any common shares,

     - purchase any option or contract to sell any common shares,

     - grant any option, right or warrant for the sale of any common shares,

     - otherwise dispose of or transfer any common shares,

     - request or demand that we file a registration statement with respect to any of the foregoing or

     - enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any common shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to common shares and to securities convertible into or exchangeable or exercisable for common shares. It also applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Non-discretionary sales pursuant to "10b5-1" plans established by certain of our directors and executive officers and already in effect are not prohibited by the lockup provision.

NEW YORK STOCK EXCHANGE LISTING

     The shares are listed on the New York Stock Exchange under the symbol
"MMA."

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our common shares. The representatives may engage in transactions that stabilize the price of our common shares, however, such as bids or purchases to peg, fix or maintain that price.

     If the underwriters create a short position in our common shares in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus supplement, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of our common shares to stabilize its price or to reduce a short position may cause the price of our common shares to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

     Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings with us. They have received and will in the future receive customary fees and commissions for these transactions.

     In addition, RBC Capital Markets served as financial advisor to us in connection with our acquisition of HCI, for which it received customary compensation. Furthermore, and as described elsewhere in this prospectus supplement, to finance this acquisition we entered into a $120.0 million credit and guarantee agreement for an acquisition loan with Royal Bank of Canada, as administrative agent, and RBC Capital Markets, as lead arranger. Royal Bank of Canada, which is an affiliate of RBC Capital Markets Corporation, one of the underwriters in this offering. See "Prospectus Supplement Summary -- The Company." RBC Capital Markets was a lender under the acquisition loan. RBC Capital Markets held $95.0 million of the indebtedness under the acquisition loan at the closing of the transaction. Royal Bank of Canada and RBC Capital Markets received customary fees from us in connection with providing services as administrative agent and lead arranger for the acquisition loan. Additionally, RBC Capital Markets received interest payments as a lender under the acquisition loan.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for us by Clifford Chance US LLP, New York, New York, and Gallagher, Evelius & Jones LLP, Baltimore, Maryland, and for the underwriters by Piper Rudnick LLP, Baltimore, Maryland. One of our directors is a partner at Gallagher, Evelius & Jones LLP.

                                    EXPERTS

     The financial statements incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on authority as an expert in auditing and accounting.

PROSPECTUS
----------------
                                  $750,000,000
                        MUNICIPAL MORTGAGE & EQUITY, LLC
                  COMMON SHARES, PREFERRED SHARES AND WARRANTS
                         ------------------------------

We may from time to time offer, together or separately, in one or more series:

     - common shares of limited liability company interest;

     - preferred shares of limited liability company interest; and

     - warrants or other rights to purchase common shares, preferred shares, or any combination thereof.

The prices and other terms of the securities that we will offer will be determined at the time of the offering. The offering price of all securities issued under this prospectus may not exceed $750,000,000. If MFH Financial Trust I, MFH Financial Trust II and MFH Financial Trust III sell the preferred securities referred to in the other prospectus included in the registration statement of which this prospectus is a part, the amount of common shares, preferred shares and warrants that we may offer and sell under this prospectus will be reduced accordingly.

The securities may be offered directly to one or more purchasers, through agents we designate from time to time or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying prospectus supplement. The net proceeds to us from such sale will also be set forth in an accompanying prospectus supplement. We may not sell any securities without delivery of a prospectus supplement describing the method and terms of the offering of such series of securities. See "Plan of Distribution."

Our common shares are listed on the New York Stock Exchange under the symbol "MMA."

     YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" SET FORTH IN THE APPLICABLE PROSPECTUS SUPPLEMENT.
                         ------------------------------

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
    COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED
            UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                         ------------------------------

                The date of this prospectus is October 1, 2003.

                               TABLE OF CONTENTS

Where You Can Find More Information.........................     3
Incorporation of Certain Documents by Reference.............     3
Forward-Looking Information.................................     4
Our Company.................................................     5
Ratio of Earnings to Combined Fixed Charges and Preferred
  Stock Dividends...........................................     6
Use of Proceeds.............................................     6
Description of our Common Shares............................     7
Description of our Preferred Shares.........................     7
Description of our Warrants.................................     9
Plan of Distribution........................................    10
Legal Matters...............................................    11
Experts.....................................................    11

                           -------------------------

     Until May 2001 we operated the business of Municipal Mortgage & Equity, LLC under the name "MuniMae." Between May 2001 and June 2003, we operated under the trade name "MuniMae Midland," and since June 2003 we have operated under the trade name "MMA Financial." Our legal name remains Municipal Mortgage & Equity, LLC even though we refer to Municipal Mortgage & Equity, LLC together with all of its subsidiaries, as "MMA Financial." In this prospectus, the terms "we," "us," "our" and "ours" each refer to MMA Financial. Municipal Mortgage & Equity, LLC is a Delaware limited liability company that is treated as a partnership for federal income tax purposes. Not all of its subsidiaries are treated as partnerships. We refer to "MuniMae" when we discuss only the parent of all of the MMA Financial entities -- Municipal Mortgage & Equity, LLC -- and not the subsidiaries.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, IN ANY PROSPECTUS SUPPLEMENT ACCOMPANYING THIS PROSPECTUS AND TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR IN ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.
                           -------------------------

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the securities in respect of which this prospectus is being delivered. This prospectus does not contain all the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission, and in the exhibits thereto. Statements contained in this prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding us and the securities, we refer you to the registration statement and such exhibits and schedules, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices listed below.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, we file reports, proxy statements and other information with the Commission. Copies of the registration statement, as well as such reports, proxy statements and other information filed with the Commission, can be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and 233 Broadway, New York, New York 10279. We file our reports, proxy statements and other information with the Commission electronically. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at www.sec.gov. Our common shares are listed on the New York Stock Exchange, and reports, proxy statements and other information concerning us can be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     1.  Our Annual Report on Form 10-K for the year ended December 31, 2002;

     2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2003;

     3. Our Current Reports on Form 8-K filed with the Commission on May 15, 2003, July 10, 2003 and July 18, 2003;

     4. Our Current Reports on Form 8-K/A filed with the commission on August 13, 2003, September 15, 2003 and September 17, 2003; and

     5. Our prospectus/consent solicitation statement included in our registration statement on Form S-4 (File No. 33-99088), as declared effective by the Commission on May 29, 1996, as it relates to the description of our common shares contained under the caption "Description of Shares" and incorporated by reference into Item 1 of Form 8-A (File No. 001-11981) filed with the Commission on July 25, 1996 pursuant to Section 12(b) of the Exchange Act, including all amendments and reports updating such description.

You may request a copy of these filings, at no cost, by writing or calling us at the following address and telephone number:

                        Municipal Mortgage & Equity, LLC
                      218 North Charles Street, Suite 500
                           Baltimore, Maryland 21201
                          Attention: Angela Richardson
                                 (888) 788-3863

                          FORWARD-LOOKING INFORMATION

     This prospectus contains forward-looking statements. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described under "Risk Factors" set forth in the accompanying prospectus supplement and elsewhere in this prospectus and the accompanying prospectus supplement. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the respective dates of this prospectus and the accompanying prospectus supplement, and we undertake no obligation to update publicly any such statements.

                                  OUR COMPANY

     We invest in, and earn origination, asset management and other fees from, multifamily housing and other real estate financings. At June 30, 2003, we owned or managed a portfolio of debt and equity investments secured directly or indirectly by 933 properties that contained a total of 96,168 units and were located in 48 states and the U.S. Virgin Islands. Our operations consist of two business segments:

     - An investing segment consisting of subsidiaries that hold investments producing primarily tax-exempt interest income. A significant portion of our investments are tax-exempt mortgage revenue bonds or interests in tax-exempt mortgage revenue bonds issued by state and local governments or their agencies or authorities to finance affordable multifamily housing developments. Multifamily housing developments, as well as the rents paid by the tenants, typically secure these investments. The investments owned by this segment also include other housing-related securities, including tax-exempt bonds issued by community development districts to finance the development of infrastructure supporting single-family housing developments and secured by specific payments or assessments pledged by the local improvement district that issues bonds.

     - An operating segment that provides servicing, loan origination and tax credit syndication and other equity placement services. These operations and the equity investments made by this segment generate taxable income.

     MuniMae is organized as a Delaware limited liability company. This structure allows it to combine the limited liability, governance and management characteristics of a corporation with the pass-through income features of a partnership. As a result, the tax-exempt income MuniMae derives from certain investments remains tax-exempt when MuniMae passes the income through to shareholders. We conduct most of the business of our operating segment through corporate subsidiaries, which do not have the pass-through and other tax advantages of limited liability companies. Absent the impact of capital gains and losses, approximately 100% of our net income for the three years ended December 31, 2002 was tax-exempt. While we produce taxable income each year, we had deductions sufficient to offset the great majority of our taxable income.

     The key elements of our strategy are:

     - Selective Investments. We acquire new assets, primarily secured by multifamily housing developments, that have characteristics similar to our other investments and possess attractive returns.

     - Intensive Asset Management. We seek to maximize current and future cash flow through active management of our investments. To achieve this goal, we utilize strategic asset management to maximize collections of debt service payments while maintaining the long term economic viability of the properties securing our investments. On a portfolio-wide basis, we conduct ongoing site visits and inspections, managing agent assessments, budget reviews, market analyses and periodic operating statement reviews, and also monitor the capital plans for each property. We have the opportunity to realize greater returns on some of our investments if the underlying properties perform well.

     - Balanced Funding Strategy and Diverse Sources of Capital. We utilize a combination of equity financing, debt financing and securitizations of our assets to finance the acquisition of our investments and manage interest rate risks. This allows us to manage our cost of capital and cash flows from our investment portfolio while funding acquisitions. In order to reduce our dependency on any one counterparty, in case, for example, that party ceases to offer securitization programs or is no longer able to perform its obligations under its existing securitizations, we began diversifying our securitization programs and counterparties significantly in 2000. Our capital providers include commercial banks, pension funds, government-sponsored entities, investment banks and other institutional investors.

     - Range of Product Lines. We have diversified product lines, including investments that generate taxable income, tax credit and other equity placement and investment advisory services. Our product lines create a full service, one-stop resource for tax-exempt and taxable financing to the multifamily housing markets. In addition, we have increased our investment in new product types in order to capitalize on opportunistic situations and to identify potential new investment programs.

     We use our combination of real estate and tax-exempt investment expertise to select and manage our investments and to develop financing opportunities. Our senior management team, led by Mark K. Joseph, Chairman and Chief Executive Officer, has an average of eight years of experience with us and our affiliates, and an average of 21 years of experience in the real estate industry.

     Our executive offices are located at 218 North Charles Street, Suite 500, Baltimore, Maryland 21201 and our telephone number is (443) 263-2900. Our website is www.mmafin.com. We do not incorporate by reference the contents of our website into this prospectus.

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The following table sets forth our ratio of consolidated earnings to combined fixed charges and preferred stock dividends for the six months ended June 30, 2003, and each of the years ended December 31, 2002, 2001, 2000, 1999 and 1998.

                                       (UNAUDITED)          FISCAL YEAR ENDED DECEMBER 31,
                                     SIX MONTHS ENDED   --------------------------------------
                                      JUNE 30, 2003     2002    2001    2000    1999     1998
                                     ----------------   -----   -----   -----   -----   ------
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends(1).....................       2.777         1.623   1.592   1.750   3.416   12.374

---------------

(1) The ratio of earnings to combined fixed charges and preferred stock dividends was computed by dividing earnings by the total of fixed charges and preferred stock dividends. For this purpose, "earnings" consist of income before minority interests (that include equity in earnings of unconsolidated subsidiaries and partnerships only to the extent of dividends received) plus fixed charges (other than any interest that has been capitalized); "fixed charges" consist of interest expense (including amortization of loan costs) and interest that has been capitalized; and "preferred stock dividends" consist of the amount of pre-tax earnings that would be required to cover preferred stock dividend requirements.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable prospectus supplement, we intend to add the net cash proceeds from the sale of securities in respect of which this prospectus is being delivered to our general corporate funds, which we may use to repay indebtedness or for other general corporate purposes, including new investments and working capital, funding the continued growth and development of our business and strategic acquisitions. Pending such uses, we may invest such net proceeds in short-term liquid investments. We will determine any specific allocation of the net proceeds of an offering of securities to a specific purpose at the time of such offering and will describe the allocations in the related prospectus supplement.

                        DESCRIPTION OF OUR COMMON SHARES

     The following brief description of our common shares does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of our Amended and Restated Certificate of Formation and Operating Agreement and By-laws, copies of which are exhibits to the registration statement of which this prospectus is a part.

GENERAL

     Our Operating Agreement does not limit the number of common shares that our board of directors may cause us to issue. We had 28,832,413 common shares outstanding at June 30, 2003. We will pay distributions to holders of our common shares on a pro rata basis when declared by our board of directors out of funds legally available therefor. Distributions to the holders of common shares are subject to preferences on distributions on any preferred securities that we may issue in the future.

     Holders of our common shares have no preemptive, conversion, sinking fund or cumulative voting rights. Our common shares are not redeemable, except pursuant to certain anti-takeover provisions we have adopted.

     Our Operating Agreement and By-laws set forth the relationship of the shareholders to MuniMae and to one another and the manner in which we will conduct our operations, much like the articles and bylaws of a Delaware corporation or the partnership agreement of a Delaware general or limited partnership. While, as a limited liability company, we are not subject to the Delaware General Corporation Law, the Delaware Limited Liability Company Act permits a limited liability company agreement to provide, and our Operating Agreement and By-laws do provide, that the management of a limited liability company shall be conducted by a board of directors and officers designated by the board and that the holders of shares in such limited liability company (as is the case with the holders of our common shares) be afforded substantially all of the rights that are afforded holders of the common shares issued by a corporation organized under Delaware law. In all material respects, the fiduciary duties of our directors and officers and any duties of our shareholders and their affiliates are the same as those applicable under the Delaware law.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common shares is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016, telephone number (908) 272-8511.

                      DESCRIPTION OF OUR PREFERRED SHARES

     Under our Operating Agreement, our board of directors (without any further vote or action by our shareholders) is authorized to provide for the issuance, in one or more series, of an unlimited amount of preferred shares. Our board of directors is authorized to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each series thereof by resolution authorizing the issuance of such series.

     The description below sets forth certain general terms and provisions of our preferred shares to which a prospectus supplement may relate. The specific terms of any series of preferred shares in respect of which this prospectus is being delivered will be described in the prospectus supplement relating to such preferred shares. The following summary of certain provisions governing our preferred shares does not purport to be complete and is subject to, and is qualified in its entirety by reference to, our Operating Agreement and the resolutions of our board of directors relating to each particular series of preferred shares.

     If so indicated in the applicable prospectus supplement, the terms of any series of our preferred shares may differ from the terms set forth below, except those terms required by the Operating Agreement.

GENERAL

     The preferred shares, when issued in accordance with the terms of the Operating Agreement and of the applicable resolutions of the board of directors and as described in the applicable prospectus supplement, will be fully paid and non-assessable.

     To the extent not fixed in the Operating Agreement, the relative rights, preferences, powers, qualifications, limitations or restrictions of the preferred shares of any series will be fixed pursuant to resolutions of the board of directors relating to each series. The prospectus supplement relating to the preferred shares of each such series shall specify the terms thereof, including:

          (1) the class, series title or designation and stated value (if any) for the preferred shares;

          (2) the maximum number of preferred shares in such series, the liquidation preference per share and the offering price per share for the preferred shares;

          (3) the distribution preferences and the distribution rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to the preferred shares;

          (4) the date from which distributions on the preferred shares will accumulate, if applicable, and whether distributions will be cumulative;

          (5) the provisions for a retirement or sinking fund, if any, with respect to the preferred shares;

          (6) the provisions for redemption, if applicable, of the preferred shares;

          (7) the voting rights, if any, of the preferred shares;

          (8) any listing of such preferred shares for trading on any securities exchange or any authorization of the preferred shares for quotation in an interdealer quotation system of a registered national securities association;

          (9) the terms and conditions, if applicable, upon which the preferred shares will be convertible into, or exchangeable for, any of our other equity securities, including the title of any such securities and the conversion or exchange price therefor;

          (10) a discussion of federal income tax considerations applicable to the preferred shares; and

          (11) any other specific terms, preferences, rights, limitations or restrictions of the preferred shares.

     Subject to the terms of our Operating Agreement, we may issue additional series of preferred shares at any time or from time to time, with such powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, as our board of directors shall determine, all without further action of the shareholders.

DISTRIBUTIONS

     Holders of any series of preferred shares will be entitled to receive cash distributions when, as and if declared by our board of directors out of our funds legally available therefor, at such rate and on such dates as will be set forth in the applicable prospectus supplement. Each distribution will be payable to holders of record as they appear on our share ledger on the record date fixed by the board of directors. Distributions, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement.

LIQUIDATION RIGHTS

     Our Operating Agreement provides that, in the event of our liquidation or dissolution, or a winding up of our affairs, whether voluntary or involuntary, or in the event of a merger or consolidation of MuniMae, no distributions will be made to holders of any class of our capital shares until after payment or provision for payment of our debts or liabilities. The applicable prospectus supplement will specify the amount and type of distributions to which the holders of any series of preferred shares would be entitled upon the occurrence of any such event.

REDEMPTION

     If so provided in the applicable prospectus supplement, the preferred shares will be redeemable in whole or in part at our option, at the times, at the redemption prices and in accordance with any additional terms and conditions set forth therein.

VOTING RIGHTS

     Except as indicated in the applicable prospectus supplement, or except as expressly required by applicable law, the holders of any series of preferred shares will not be entitled to vote.

CONVERSION

     The terms and conditions, if any, on which the preferred shares are convertible into any other class of our securities will be set forth in the prospectus supplement relating thereto. Those terms will include the designation of the security into which the preferred shares are convertible, the conversion price, the conversion period, provisions as to whether conversion will be at our option or the option of the holder, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the preferred shares. In the case of conversion of the preferred shares into common shares or into any of our other securities for which there exists an established public trading market at the time of such conversion, such terms may include provisions under which the amount of such security to be received by the holders of the preferred shares would be calculated according to the market price of such security as of a time stated in the prospectus supplement.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the preferred shares will be named in the applicable prospectus supplement.

                          DESCRIPTION OF OUR WARRANTS

     We may issue warrants for the purchase of our common shares, preferred shares or any combination thereof. Warrants may be issued independently, or together with any other securities offered by a prospectus supplement, and may be attached to or separate from such securities. Warrants may be issued under warrant agreements to be entered into between us and a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following description sets forth certain general terms and provisions of the warrants offered hereby. Further terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement.

     The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, where applicable, the following:

          (1) the title of the warrants;

          (2) the aggregate number of warrants;

          (3) the price or prices at which warrants will be issued;

          (4) the designation, number and terms of the common shares, preferred shares or combination thereof, purchasable upon exercise of the warrants;

          (5) the designation and terms of the other securities, if any, with which the warrants are issued and the number of the warrants issued with each such security;

          (6) the date, if any, on and after which such warrants and the related underlying securities will be separately transferable;

          (7) the price at which each underlying security purchasable upon exercise of the warrants may be purchased;

          (8) the date on which the right to exercise the warrants shall commence and the date on which the right will expire;

          (9) the minimum amount of the warrants that may be exercised at any one time;

          (10) information with respect to book-entry procedures, if any;

          (11) a discussion of federal income tax considerations applicable to the warrants; and

          (12) any other terms of the warrants, including terms, procedures and limitations relating to the transferability, exchange and exercise of such warrants.

                              PLAN OF DISTRIBUTION

     We may sell the common shares, preferred shares and warrants:

     - directly to purchasers;

     - through agents; or

     - through underwriters or dealers.

     Offers or sales of those securities may include secondary market transactions of our affiliates.

     The prospectus supplement with respect to any securities will set forth the terms of the offering of the securities, including the name or names of any underwriters, dealers or agents, the price of the offered securities and the net proceeds to us from the sale, any underwriting discounts or other items constituting underwriters' compensation, any discounts or concessions allowed or reallowed or paid to dealers and any national securities exchanges on which such securities may be listed. Underwriters and agents in any distribution contemplated hereby may from time to time include Cantor Fitzgerald & Co. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so, and we may also sell securities at market from time to time.

     Offers to purchase securities may be solicited directly by us, or by agents designated by us, from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us, as the case may be, to that agent will be set forth in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agency will be acting on a best efforts basis for the period of its appointment which is ordinarily five business days or less.

     Shares may be sold in one or more of the following transactions:

     - block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;

     - purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to the prospectus supplement:

     - a special offering, an exchange distribution or a secondary distribution in accordance with applicable New York Stock Exchange or other stock exchange rules;

     - ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

     - sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for shares; and

     - sales in other ways not involving market makers or established trading markets, including direct sales to purchasers.

     If an underwriter or underwriters are utilized in the sale, we will execute an underwriting agreement with those underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the prospectus supplement, which will be used by the underwriters to make releases of the securities in respect of which this prospectus is delivered to the public.

     If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by that dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the prospectus supplement.

     Agents, underwriters, and dealers may be entitled under the relevant agreements to indemnification by us against certain liabilities, including liabilities under the Securities Act.

     Underwriters, agents, dealers or their controlling persons may be customers of, engage in transactions with and perform services for us or our affiliates in the ordinary course of business.

     Certain of the underwriters may use this prospectus and the prospectus supplement for offers and sales related to market-making transactions in the securities. These underwriters may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for us by Clifford Chance US LLP, New York, New York.

                                    EXPERTS

     Our consolidated financial statements at December 31, 2002 and 2001 and for each of the three fiscal years in the period ended December 31, 2002, which are incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, have been audited by PricewaterhouseCoopers LLP, independent auditors, and are incorporated by reference herein in reliance upon the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            1,950,000 COMMON SHARES

                       (MUNICIPAL MORTGAGE & EQUITY LOGO

                        MUNICIPAL MORTGAGE & EQUITY, LLC

                        --------------------------------

                             PRICE $25.55 PER SHARE
                        --------------------------------

RBC CAPITAL MARKETS                                      LEGG MASON WOOD WALKER
                                                     INCORPORATED

                 ----------------------------------------------
                             PROSPECTUS SUPPLEMENT
                 ----------------------------------------------

                                 March 2, 2004

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------